

Banco Santander Chile

Management Commentary

As of June 30, 2025



INDEPENDENT PROFESSIONAL REVIEW REPORT
(A free translation from the original in Spanish)

Santiago, July 29, 2025

To the Shareholders and Directors
Banco Santander-Chile

Independent professional review report

We have reviewed the accompanying "Management Commentary" financial report presentation for the six-month period ended June 30, 2025 of Banco Santander-Chile and its subsidiaries, taken as a whole. In conjunction with this review, we have performed an interim review, in accordance with Generally Accepted Auditing Standards in Chile applicable to reviews of interim financial information, of the interim consolidated financial statements of Banco Santander-Chile and its subsidiaries as of June 30, 2025 and 2024 and for the six-month period then ended and the related notes to the interim consolidated financial statements.

In our interim review report dated July 29, 2025, we expressed our unmodified conclusion on such interim consolidated financial statements, and included an "Other Matters" paragraph regarding the scope of our review of the comparative financial information.

Management Responsibility

Management is responsible for the preparation and presentation of the "Management Commentary" of Banco Santander-Chile and its subsidiaries in accordance with the rules and instructions of the Financial Market Commission (CMF), established in Chapter C-2 of the Compendium of Accounting Standards for Banks.

Oficinas

Santiago: Av. Isidora Goyenechea 2800, piso 10, Torre Titanium, Las Condes
Concepción: Chacabuco 1085, piso 8 y 9, Edificio Centro Sur

Viña del Mar: Av. Libertad 1405, of. 1704, Edificio Coraceros
Puerto Montt: Benavente 550, piso 10, Edificio Campanario

Oficina de parte: Av. Andrés Bello 2711, piso 1, Torre de la Costanera,
Las Condes, Santiago
Teléfono Central: (56) 9 3861 7940
www.pwc.cl



Santiago, July 29, 2025
Banco Santander-Chile
2

Responsibility of the professional

Our review was conducted in accordance with Assurance Standards established by the Chilean Association of Accountants. A review consists, mainly, in the application of analytical procedures, making inquiries with those persons responsible for financial and accounting matters. This review is significantly less in scope than that of an examination, the objective of which would be to express an opinion on the "Management Commentary". Consequently, we do not express such an opinion.

"Management Commentary" contain non-financial information as well as non-accounting financial information, such as operational information, commercial information, sustainability indicators, macroeconomic projections and others. While this information may provide additional elements for the analysis of the financial condition and results of operations of Banco Santander-Chile and its subsidiaries, our review does not extend to such information.

The preparation and presentation of the "Management Commentary" of Banco Santander-Chile and its subsidiaries as of June 30, 2025 requires the Management of Banco Santander-Chile and its subsidiaries to interpret certain criteria, make determinations regarding the relevance of the information to be included and make estimates and assumptions that affect the information presented. The "Management Commentary" of Banco Santander-Chile and its subsidiaries include current and forward-looking information that estimates the future impact of transactions and events that have occurred or are expected to occur, estimates expected future sources of liquidity and financial resources, and estimates operational and macroeconomic trends, commitments and uncertainties. The results obtained in the future may differ significantly from the current assessment of this information presented by the Management of Banco Santander-Chile and its subsidiaries since facts and circumstances frequently do not occur as expected. Our review has considered such information only to the extent that it has been used in the preparation and presentation of the financial information contained in the "Management Commentary" financial report and not for the purpose of expressing a conclusion on such information itself.



Santiago, July 29, 2025
Banco Santander-Chile
3

Conclusion

Based on our review, we are not aware of any material modifications that would need to be made to the presentation of "Management Commentary" of Banco Santander-Chile and its subsidiaries so that such presentation: (i) is in accordance with the elements required by the rules and instructions of the Financial Market Commission (CMF); (ii) the historical financial amounts included in the presentation have been properly derived from the interim consolidated financial statements of Banco Santander-Chile and its subsidiaries; and (iii) the underlying information, determinations, estimates and assumptions of Banco Santander-Chile and its subsidiaries are consistent with the basis used for the preparation of the financial information contained in such presentation.

DocuSigned by:

86EE42446B254F8...

Claudio Gerdtzen S.
RUT: 12.264.594-0

PricewaterhouseCoopers



Important information

Banco Santander Chile ("Santander") cautions that this presentation may contain forward-looking statements and estimates within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements and estimates appear in various places throughout this presentation and include, among other things, comments regarding future business development and profitability. These forward-looking statements and estimates represent our current judgments about future business expectations, but certain risks, uncertainties, and other relevant factors may cause actual results to differ materially from those expected. These factors include: (1) market conditions, macroeconomic factors, regulatory and governmental guidelines; (2) movements in domestic and international stock markets, exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or goodwill of our customers, borrowers, or counterparties. Risk factors and other fundamental factors that we have discussed in our past reports or in future reports, including those filed with regulatory and supervisory bodies, including the U.S. Securities and Exchange Commission (the "SEC"), could materially affect our business and the performance and results described. Other unknown or unforeseeable factors could cause results to differ materially from those described in the forecasts and estimates.

Note: This document was approved for release by the Directors and Audit Committee of Banco Santander Chile on April 28, 2025. The information is presented under the accounting standards and instructions issued by the Chilean Financial Market Commission (CMF) for banks in Chile, which are similar to IFRS, but with some differences. Please refer to our 2024 Form 20-F filed with the SEC for an explanation of the main differences between the accounting standards and instructions issued by the CMF and IFRS. However, the consolidated financial statements are prepared based on accounting principles generally accepted in Chile. All figures presented are in nominal terms. Historical figures are not adjusted for inflation. Please note that this information, which is provided for comparative purposes only, may undergo further changes during the year and, therefore, the historical figures, including financial ratios, presented in this report may not be fully comparable with future figures presented by the Bank.

Contents

Important information	2
Contents	3
Section 1: Key information	4
Section 2: Business environment	8
Section 3: Segment information	15
Section 4: Balance sheet and results	23
Section 5: Guidance	39
Section 6: Risks	40
Section 7: Credit risk ratings	52
Section 8: Stock performance	53
Annex 1: Strategy	55
Annex 2: Responsible banking	64
Annex 3: Balance sheet	66
Annex 4: Income statement YTD	67
Annex 5: Quarterly income statement	68
Annex 6: Quarterly evolution of key ratios and other information	69

Section 1: Key information

Summary of results

Solid financial performance with a ROAE[1] of 24.5% in 2Q25[2], the fifth consecutive quarter with a ROAE above 20%.

As of June 30, 2025, the Bank's net income attributable to shareholders totaled $550 billion ($2.92 per share and $1.25 per ADR), representing an increase of 62.8% YoY[3] and with an ROAE of 25.1% in 6M25[4] compared to an ROAE of 15.8% in 6M24[5]. The increase in results is explained by an increase in the Bank's main revenue lines. Operating income increased 22.0% YoY and 12.6% compared to the second quarter of 2024 (2Q24), driven by a better net interest and readjustment income and higher fees and results from financial transactions.

Compared to the previous quarter (1Q25), net income attributable to shareholders decreased slightly by 0.5%. The UF variation in 2Q25 was lower than in 1Q25, which reduced QoQ adjustment gains. The quarter also saw lower results from financial transactions and higher loan loss provisions. This was offset by higher interest income and cost controls. This marked the ROAE of 24.5% in 2Q25, the fifth consecutive quarter with ROAEs above 20%.[6]

Strong recovery of NIM[7], reaching 4.1% in 2Q25

Accumulated net interest and readjustment income (NII) as of June 30, 2025, increased 26.0% compared to the same period in 2024. This increase in NII was due to higher net interest income due to the effect of a lower monetary policy rate on our funding cost, which fell from 5.0% to 3.9% in 6M25. The increase is also explained by higher readjustment income, resulting from a greater variation in the UF during the period.

Compared to 1Q25, net interest and readjustment income increased 1.2% QoQ due to a 2.0% increase in average interest earning assets, offset by lower readjustment income due to lower inflation in 2Q25 compared to the previous quarter.

Given the above, the NIM increased from 3.1% in 2Q24 to 4.1% in 1Q25 and remained at 4.1% in 2Q25.

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[1] Annualized net income attributable to owners of the Bank divided by the average equity attributable to equity holders.
[2] The second quarter of 2025.
[3] Year over year.
[4] The six months ending June 30, 2025.
[5] The six months ending June 30, 2024.
[6] Quarter over quarter.
[7] NIM: Net interest margin. Annualized net interest and readjustment income divided by average interest-earning assets.

The customer base continues to expand, with total customers increasing by 11.5% YoY and digital customers increasing by 7.9% YoY.

Our strategy of strengthening digital products has led to continued growth in our customer base, reaching approximately 4.5 million customers, of which nearly 2.3 million are digital customers (87% of our active customers).

The Bank's market share in checking accounts remains strong at 22.4% through April 2025, driven by increased customer demand for US dollar checking accounts, as customers can open these types of accounts digitally through our platform in a few easy steps. This also demonstrates the success of Getnet's strategy to encourage cross-selling of other products, such as checking accounts, to SMEs.

Net commissions increased by 13.2% in 6M25, reaching recurrence[8] levels of 61.9%.

Net commissions increased 13.2% in the six months ended June 30, 2025, compared to the same period in 2024, driven by increased customer numbers and greater product usage. As a result, the recurrence ratio (total net commissions divided by core support expenses) increased from 58.3% as of June 2024 to 61.9% as of June 2025, demonstrating that more than half of the Bank's expenses are funded by commissions generated by our customers.

Best in Class efficiency[9] of 35.3% in 6M25.

The Bank's efficiency ratio reached 35.3% as of June 30, 2025, better than the 42.1% recorded in the same period last year. Total operating expenses (which include other expenses) increased 2.3% in 6M25 compared to 6M24, driven by administrative expenses primarily related to higher technology expenses in the first quarter, as well as other expenses related to the restructuring of our branch network and the transformation to Work/Café.

In the first quarter of 2025, the Bank celebrated the major milestone of the Gravity project, the migration from the Mainframe to the Cloud. In January, we transitioned processing to our new Cloud, which resulted in higher transitional technology expenses related to the change and write-downs and impairments related to legacy systems.

Solid CET1 ratio[10] of 10.9%.

Our CET1 ratio rose to 10.9% by the end of June 2025, and the overall Basel III ratio[11] will reach 16.9%. The Bank's capital includes a provision for 60% of 2025 earnings to date.

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[8]Recurrence: net commissions divided by core support costs.
[9]Operating expenses including impairment and other operating expenses/margin+fees+financial trx and other net operating income.
[10]Common Equity Tier 1 divided by risk-weighted assets under Chilean regulation.
[11]Effective equity divided by risk-weighted assets under Chilean regulation.

Financial Information

Balance sheet (Ch$ million)	Jun-25	Dec-24	% Variation
Total assets	66,188,442	68,458,933	(3.3%)
Total gross loans (1)	40,942,542	41,323,843	(0.9%)
Demand deposits	13,120,949	14,260,609	(8.0%)
Time deposits	16,493,664	17,098,625	(3.5%)
Total shareholders' equity	4,514,322	4,292,440	5.2%

Income Statement (YTD)	Jun-25	Jun-24	% Variation
Net income from interest and readjustment	1,033,547	820,449	26.0%
Net fee and commission income	296,693	262,023	13.2%
Net financial results	134,166	108,381	23.8%
Total operating income (2)	1,465,403	1,201,337	22.0%
Operating expenses (3)	(517,468)	(505,587)	2.3%
Operating income before credit losses	947,935	695,750	36.2%
Credit loss expense	(286,764)	(257,276)	11.5%
Net operating income before income tax	661,171	438,474	50.8%
Income attributable to shareholders	550,355	337,976	62.8%

1. Loans (including those owed by banks) at amortized cost.
2. Total operating income: Net interest income + net readjustment income + net commission income + net financial result + result from investments in companies + result from non-current assets and disposal groups for sale not admissible as discontinued operations + other operating income.
3. Operating expenses: Personnel expenses + administrative expenses + depreciation and amortization + other operating expenses + impairment of non-financial assets.

Main Indicators (Non-accounting Financial Information)

Profitability and efficiency	Jun-25	Jun-24	bp variation
Net Interest Margin (NIM) (1)	4.1%	3.1%	100
Recurrence (2)	61.9%	58.3%	360
Efficiency ratio (3)	35.3%	42.1%	(680)
Return on average equity (4)	25.1%	15.8%	930
Return on average assets (5)	1.6%	0.9%	70
Return on risk-weighted assets (RWA) (6)	2.7%	1.7%	100
Asset quality ratios (%)	Jun-25	Jun-24	bp variation
NPL ratio (7)	3.0%	2.7%	30
Coverage of NPLs ratio (8)	120.5%	137.9%	(1,740)
Cost of credit (9)	1.39%	1.25%	14
Capital indicators	Jun-25	Dec-24	Variation
Risk-weighted assets	41,490,076	40,812,824	1.7%
Common Equity	4,512,041	4,268,409	5.7%
Regulatory capital	7,030,713	6,961,316	1.0%
Core capital ratio (10)	10.9%	10.5%	41
Tier I Ratio (11)	12.4%	12.2%	28
Tier II Ratio (12)	4.5%	4.9%	(40)
BIS ratio (13)	17.0%	17.1%	(15)
Customers and service channels (#)	Jun-25	Jun-24	% Variation

Total customers	4,514,552	4,049,467	11.5%
Active clients	2,657,319	2,492,061	6.6%
Loyal customers (14)	1,350,317	1,295,260	4.3%
Digital clients (15)	2,299,287	2,130,718	7.9%
Branches	231	244	(5.3%)
Employees	8,660	8,885	(2.5%)
Market capitalization (cumulative)	**Jun-25**	**Jun-24**	**% Variation**
Net income per share ($)	2.92	1.79	63.1%
Net income per ADR (US$)	1.25	0.76	64.5%
Share price ($/per share)	58.2	44.2	31.7%
ADR Price (US$ per ADR)	24.6	18.8	30.6%
Market capitalization (US$mn)	1,773	8,871	(80.0%)
Number of shares (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471	471	—%

1. NIM= Annualized net interest and readjustment income divided by average interest-earning assets.
2. Recurrence: net commissions divided by core operating expenses (excluding other operating expenses)
3. Efficiency ratio: operating expenses including impairment and other operating expenses divided by operating income.
4. Net income attributable to owners of the Bank, accumulated and annualized, divided by the annual average of equity attributable to equity holders.
5. Net income attributable to owners of the Bank, accumulated and annualized, divided by the annual average of total assets.
6. Net income attributable to owners of the Bank annualized divided by risk-weighted assets.
7. Principal + future interest on all loans with a maturity of 90 days or more divided by the total loans.
8. Total loan loss provisions divided by principal + future interest on all loans 90 days or more past due. Adjusted to include additional provisions for a total of Ch$205 billion in regulatory-mandated provisions in 2024 and Ch$185 billion in June 2025.
9. Annualized provision expense divided by average total loans.
10. Core capital divided by risk-weighted assets, according to the CMF's BIS III definitions.
11. Tier I capital divided by risk-weighted assets, according to the CMF's BIS III definitions.
12. Tier II capital divided by risk-weighted assets, according to the CMF's BIS III definitions.
13. Regulatory capital divided by risk-weighted assets, according to the CMF's BIS III definitions.
14. Individuals with four or more products with minimal profitability and usage. Companies with minimal profitability and product usage.
15. Customers who use our digital channels at least once a month.

Section 2: Business environment

Competitive position

We are the largest bank in the Chilean market in terms of total loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks abroad). We have a leading presence in all major business segments in Chile and a broad distribution network with national coverage extending throughout the country. We offer unique transaction capabilities to customers through our 231 branches and digital platforms. Our headquarters are in Santiago, and we operate in all major regions of Chile.

Santander Chile offers a wide range of banking services to its customers, including commercial, consumer, and mortgage loans, as well as checking accounts, term deposits, savings accounts, and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, and mutual fund, securities, and insurance brokerage and acquisition.

Market Share (1)	Santander	Ranking (2)
Total loans	16.9%	1
Commercial	13.9%	3
Mortgages	20.2%	1
Consumer	19.6%	1
Demand deposits	19.0%	3
Time deposits	14.6%	3
Checking accounts (#)	22.4%	1
Credit card purchases ($)	24.2%	1
Branches (#)	16.0%	2
Employees (#)	14.0%	4
Indicators (1)		
Efficiency	35.3%	1
ROAE	25.1%	2
ROAA	1.6%	2

1. Source: CMF as of May 2025. Credit card purchases (last 12 months) as of April 2025.

2. Competition: Banco de Chile, BCI, Banco Estado, Itaú, Scotiabank, Banco Falabella.

Banco Santander Chile is one of the companies with the highest risk ratings in Latin America, with an A2 rating from Moody's, A- from Standard & Poor's, A+ from the Japan Credit Rating Agency, AA- from HR Ratings, and A from KBRA. All of our ratings have a stable outlook as of the date of this report.

As of June 30, 2025, the Bank had total assets of $66,188,442 million (US$69,371 million), total gross loans (including those owed by banks) at amortized cost of $40,942,542 million (US$42,911 million), total deposits of $29,614,613 million (US$31,039 million), and shareholders' equity was $4,514,322 million (US$4,731 million). The BIS capital ratio was 17.0%, with a core capital ratio of 10.9%. As of June 30, 2025, Santander Chile employed 8,660 people and had 231 branches throughout Chile.

For more information on the formation of the business, please see here or in the Bank's Integrated Report.

Macroeconomic Environment

All of our operations and the majority of our customers are located in Chile. Consequently, our financial condition and results of operations depend substantially on prevailing economic conditions in the country.

During the second quarter, economic activity showed a moderate recovery, with a dissipation of transitory factors that had sustained growth toward the end of 2024. This performance was accompanied by progress in reducing inflation, but also by a deterioration in the external environment, marked primarily by an increase in trade tensions. In May, the Imacec grew 3.2% YoY, benefiting from a low comparison base, albeit below market expectations (Bloomberg median: 3.7%) and with widespread declines compared to the previous month. For 2025, we project GDP growth of 2.1%, sustained by a recovery in domestic demand, particularly investment in mining and energy sector projects, although the pace is expected to moderate toward the end of the year due to the intensification of the trade conflict.

This conflict provided a temporary respite during the second quarter thanks to the 90-day tariff truce announced in April, later extended to facilitate negotiations. However, in recent weeks, the US has resumed its offensive, warning of the imposition of new tariffs if agreements are not reached by August 1. Among the announced measures are tariffs of up to 50% for Brazil, between 30% and 35% for the European Union, Mexico, and Canada, in addition to a new 50% tariff on copper imports. These threats represent a significant risk for Chile, given its highly integrated trade structure. On the one hand, lower global growth affects external demand for our exports; but the greatest impact would be through indirect channels: deterioration in financial markets, increased uncertainty, and weakening business and consumer confidence, factors that could translate into a slowdown in consumption and, above all, investment. All of this occurs in a context of weak demand for credit.

The labor market showed signs of cooling, with employment stagnating and the seasonally adjusted unemployment rate reaching 8.9% in the three-month period ending in May (vs. 8.5% in the first quarter).



CPI (12 months)

Inflation surprised on the downside in June, with a monthly change of -0.4% in the CPI, bringing annual inflation to 4.1%. We expect the convergence process to continue, supported by a relatively stable exchange rate, low pass-through to prices, limited pressures from activity, and base effects from electricity tariffs. We project closing inflation of 3.7% for 2025 and 2.8% for 2026.

As for the UF, its change in the second quarter was 1.0%, slightly lower than the 1.2% recorded in the first quarter. We estimate that it will grow by 3.6% in 2025, below the 4.4% recorded in 2024.

The exchange rate, which had rebounded in April following the tariff announcements, stabilized between CLP/USD 935 and 945 for much of the quarter. However, since early July, the peso has depreciated beyond what its fundamentals would justify. Although we are facing a scenario of uncertainty in this regard, we project an exchange rate of around 970 pesos per dollar by the end of the year.



MPR

In monetary policy, the Central Bank has made progress in the normalization process initiated after the peak in rates in 2022. Although no cuts were made during the first half of the year, given a context of still-high inflation and high global uncertainty, marked by trade tensions and the conflict in the Middle East, as of the date of this report, we estimate that two cuts of 25 basis points will be made in the second half, bringing the monetary policy rate to 4.50% by the end of 2025.

Summary of estimated economic data:

	2022	2023	2024	2025 (E)	2026 (E)
National accounts					
GDP (real % y/y change)	2.2%	0.5%	**2.6%**	2.1%	1.7%
Domestic demand (real change % y/y)	2.3%	-3.7%	**1.3%**	2.6%	2.2%
Total consumption (actual change % y/y)	2.5%	-3.4%	**1.4%**	2.2%	2.1%
Private consumption (real % y/y change)	1.6%	-4.7%	**1.0%**	2.0%	2.2%
Public consumption (real change % y/y)	6.3%	2.2%	**3.0%**	3.1%	2.0%
Fixed capital formation (real % YoY)	4.6%	-0.1%	**-1.4%**	4.0%	2.0%
Exports (real % y/y change)	0.8%	0.1%	**6.6%**	3.6%	1.2%
Imports (real % y/y change)	1.3%	-10.9%	**2.5%**	2.8%	3.9%
Monetary and Exchange Market					
CPI inflation	12.6%	3.9%	**4.5%**	3.7%	2.8%
UF inflation	13.3%	4.8%	**4.4%**	3.6%	3.0%
CLP/US$ exchange rate (year-end)	875	879	**992**	970	980
Monetary policy rate (year-end)	11.3%	8.25%	**5.00%**	4.5%	4.00%
Fiscal Policy					
Public spending	-24.0%	1.0%	**3.5%**	1.5%	1.5%
Central Government Balance Sheet (% GDP)	1.1%	-2.4%	**-2.8%**	-2.0%	-1.5%

Estimates from the Banco Santander Chile Studies Department.

Pillar 2 – Basel III Implementation

In the context of the implementation of Basel III, on July 8, the CMF published the final standard for assessing and quantifying the material non-traditional risks to which each bank is exposed, in order to determine the application of regulatory capital charges under Pillar 2. The risks covered under Pillar 1, which are considered traditional risks, are: credit, market, and operational risks. The non-traditional risks, which Pillar 2 seeks to cover (and which depend on each bank's business model), are: market risk of banking book (RMLB); credit concentration risks; reputational risks; strategic risks; cybersecurity risks; geopolitical risks; climate risks, among others.

The new regulations include adjustments to the calculation of the capacity to generate interest and readjustment income in the short term (ΔNII) and economic value (ΔEVE) metrics, as well as the modeling and reporting of prepaid cash flows on fixed-rate loans subject to prepayment risk. Specifically, the regulation modifies the definition of atypical banks to prioritized banks, clarifying that these entities will be subject to a detailed review of their level of exposure to RMLB, as well as their financial management and the management framework defined by the bank for this risk.

According to the CMF's regulatory report, based on current figures, a total of 10 banks could be classified as priority banks, while the CMF has already applied Pillar 2 capital requirements to 10 entities through 2025.

Changes to RMLB metrics will begin to take effect starting with December 2025 reports, reflecting the situation as of November of the same year; while other aspects will be implemented starting with the IAPE review process, which will be submitted in April 2027.

It should be noted that, under current regulations, on April 11, the CMF resolved to establish a requirement of 25 basis points of total capital for Banco Santander Chile, which will be applied progressively, with an initial tranche of 50% to be realized before June 30, 2025. The reported adjustment responds to technical information associated with metrics reviewed and updated by the Bank, in accordance with its internal validation processes and in coordination with the CMF. Banco Santander Chile already contemplated capital allowances above the regulatory minimums, so compliance with this requirement does not imply the need for new capital contributions. The charge will be absorbed with resources already available within the Bank's regulatory equity. This update has no impact on the Bank's financial position, solvency, or results, nor did it affect the dividend proposal of the Shareholders' Meeting held on April 22, 2025. Likewise, it does not affect the conditions offered to customers or the strategic projections for shareholders.

Dividend Subsidy Law

On May 20, 2025, Congress approved the Dividend Subsidy bill, which seeks to facilitate access to homeownership and reactivate the real estate market by reducing interest rates on mortgage loans for the purchase of new homes.

The characteristics of this initiative include a mortgage interest rate subsidy of up to 60 basis points. It also includes a state guarantee from the Special Guarantee Fund (FOGAES) that covers up to 60% of the home's value, which could further reduce the total interest rate by up to 100 basis points.

The project seeks to provide 50,000 subsidies, of which 10% will be allocated to homes worth up to 3,000 UF and the remaining percentage to new homes worth up to 4,000 UF.

The first auction took place on June 18, with 12 financial institutions participating, each of which was awarded a total of 10,000,000 UF. In this first auction, Santander had the largest share, 1,832,314 UF, equivalent to 18.3% of the total tendered and 0.4% of Banco Santander Chile's total mortgage portfolio.

Pension Reform

On January 29, 2025, Congress approved the pension reform after a lengthy process involving various proposals. The main objective is to increase future and current pensions, considering the following changes.

A 7% increase in pension contributions, charged to the employer, will be phased in over 9 to 11 years.

- Six percent will go to direct and deferred individual capitalization, and 1% to the new Social Security, which will also include the current 1.5% allocated to Disability and Survivors' Insurance. These funds will allow equal pensions for men and women in similar circumstances at retirement.

- Tendering of 10% of the membership pool every two years, in order to increase competition.

- Multi-funds are being replaced by generational funds, and new managers are being allowed to join.

- Increase in the Guaranteed Universal Pension (PGU) to $250,000 pesos for the 90% of the most vulnerable population.

Beyond the details, it is valuable that the reform allows for a gradual recovery of pension savings levels. This is beneficial not only for financing future pensions, but also for the capital market, to the extent that a large portion of this additional percentage is channeled through the current pension fund investment regime.

Tax Reform

The government is implementing a fiscal pact, seeking to modernize the current tax system, prioritize spending, and increasing transparency in state services and fiscal oversight. As part of this, they hope to incentivize investment, productivity, and formalization of the economy while closing opportunities for tax evasion.

In 2024, Congress approved the Tax Compliance Bill, which seeks to raise 1.5% of the Gross Domestic Product (GDP) by reducing tax payment gaps due to tax avoidance, evasion, and/or involuntary underreporting.

Also in the context of the fiscal pact, the government announced the submission of a modification to the income tax focused on SMEs, which exempts most SMEs from the First Category Tax, in addition to benefits for the middle class such as deductions for rent and care expenses, improvements to the education credit, and a new 5% income cap for paying contributions for vulnerable seniors. The estimated cost of these measures is US$1 billion annually, which will be offset by increases in the high personal income tax brackets, adjustments to the investment fund regime, and changes to inheritance and donation laws. The proposal does not include changes to the corporate tax for large companies.

Exchange rates

In February 2023, the Interchange Rate Capping Committee proposed new rate caps. These were approved at the end of April 2023 and will be implemented gradually.

Card type	Current rate	First cut (Oct-23)	Proposed second cut (oct-24) (Suspended)
Debit	0.6%	0.5%	0.35%
Credit	1.48%	1.14%	0.80%
Prepaid	1.04%	0.94%	0.80%

To assess the effects of the gradual implementation of the interchange rate capping process, the Committee agreed to conduct an impact study on: (i) the application of the preliminary rates; (ii) the first reduction established in this resolution; (iii) the evaluation of the potential effects, or those reasonably foreseeable, of the second reduction; and (iv) all market aspects relevant to the Committee's fulfillment of its objectives established in the aforementioned law. This report has not yet been published.

On September 30, 2024, the Committee indicated that it had initiated a review process for the limits on interchange rates, and therefore would maintain the limits in effect to date; that is, the reduction scheduled for October 2024 was suspended.

The Committee for the Establishment of Exchange Rate Limits announced that the kickoff meeting for the "Interchange Rate Limit Setting Impact Study" was held on June 18, 2025. Given this and the timescales of the processes, we estimate that the Committee could determine new interchange rates by the end of this year.

Fraud Law

In early April 2024, improvements were approved to Fraud Law No. 20,009 to combat the recent increase in bank transaction fraud (better known as self-defraud) and other crimes associated with opportunistic behavior, which have severely impacted financial institutions. Certain aspects have been modified, such as: i) reimbursement deadlines for unknown transactions; ii) the requirement for a sworn statement from the user and a criminal complaint to be filed in order to enforce a fraud claim; iii) a new suspension procedure has been created, regardless of the amount claimed, when the issuer has sufficient evidence of fraudulent misconduct or gross negligence on the part of the user. The procedure must then be submitted to the local police court requesting authorization to maintain the suspension, among other measures.

Consolidated debt

In early June 2024, the Consolidated Debt Law was approved, creating a free, public Consolidated Debt Registry (Redec), which will be administered by the Financial Market Commission (CMF). The new law establishes that new institutions that did not previously do so will be required to report outstanding loans granted to individuals to the CMF. These include mortgage loan servicers; family allowance compensation funds; credit card issuers (supervised by the CMF); securitization companies; credit advisory entities regulated by the Fintec Law; and any other entity supervised by the CMF, as determined by the CMF through a General Regulation.

Furthermore, it is made clear that the individual is the owner of their data and is guaranteed the right to protection thereof, under the supervision of the CMF. This establishes their rights to update, rectify, and delete information, along with defining severe penalties for negligent or malicious access to or use of Redec information.

To access registry information, reporters must have prior consent, which will be granted solely for the purpose of assessing their commercial or credit risk for a specific transaction and for a limited period of time.

The CMF recently published the operating rules for the Consolidated Debt Registry and its Information System Manual, following a public consultation period. Reporting entities must implement an information system compatible with the regulatory files that will be used in the Redec (Reduced Debt Registry), which entails higher costs. The registry will be open for reporting by institutions identified as reporting entities for 2026, starting on the first Friday of November 2025.

Fintec and Open Finance Law

In July 2024, the Financial Market Commission (CMF) published the regulations governing the Open Finance System (OFS) of the Fintec Law, which will come into force in July 2026. The regulation establishes that institutions currently regulated in the financial system – such as banks, payment card issuers, insurance companies, fund managers, savings and credit cooperatives supervised by the CMF – must compulsorily join the OFS in order to provide the information that the user decides to share with other participating institutions, upon prior consent.

In addition, the CMF established rules for institutions that voluntarily decide to register with the OFS as financial service providers to users. The implementation period for the OFS will be gradual, depending on the role each participant plays within this scheme.

The regulation establishes an implementation schedule that begins with the gradual submission of information that banks and payment card issuers must share within the first 18 months of its entry into force. The obligation for the remaining reporting entities will then begin in the following 18 months. Therefore, full implementation of the regulation is estimated to take five years.

Recently, the CMF published for public consultation the technical annex containing operating specifications for the OFS, its participant directory, provisions on signatures and certificates, and other specific aspects related to security and information transmission. It should be noted that despite this publication, the CMF still has technical aspects and cost compensation issues pending definition.

Regulation and supervision

In Chile, only banks may maintain current accounts for their customers, conduct foreign trade transactions, and, along with regulated non-bank financial institutions such as cooperatives, accept term deposits. The primary authorities regulating financial institutions in Chile are the Financial Market Commission (CMF) and the Central Bank. Chilean banks are subject primarily to the General Banking Law and, secondarily, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing corporations, except for certain provisions that are expressly excluded.

For more information about the regulation and supervision of our Bank, see Item 4. Information on the Company, Regulation and Supervision in our 20F here.

For more information on the General Banking Law, click here.

For more information about the CMF, please visit the following website: www.cmfchile.cl

For more information about the Central Bank, please visit the following website: www.bcentral.cl

Section 3: Segment information

Segment information is based on the financial information presented to senior management and the Board of Directors. The Bank has aligned segment information consistently with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents. The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision-making. The Bank's operating segments reflect its organizational and management structures. Senior management reviews internal information based on these segments to assess performance and allocate resources.

During 2025, the Bank maintains the general criteria applied in 2024.

Segment description

Retail Banking

This segment comprises individuals and small businesses with annual sales of less than 400,000 UF. This segment offers a variety of services to clients, including consumer loans, credit cards, commercial loans, foreign trade loans, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance. Additionally, SME clients are offered loans with state guarantees, leasing, and factoring.

Wealth Management & Insurance

It comprises the Insurance and Private Banking businesses, and also coordinates the distribution of various investment products and services to the rest of the Santander Group's divisions in Chile. The Santander Insurance business offers personal and corporate protection products, health, life, travel, savings, personal protection, automobile, and unemployment insurance, among others. Finally, for high-net-worth clients, Santander Private Banking offers transactional products and services (credit, cards, foreign trade, stock purchases and sales) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management, and open architecture.

Middle-market

This segment includes companies with annual sales of over 400,000 UF, without a cap (for specialized sectors in the Metropolitan Region with annual sales of over 100,000 UF, without a cap). It also includes institutional organizations such as universities, government agencies, municipalities and regional governments, and companies in the real estate sector that execute projects for sale to third parties, as well as all construction companies with annual sales exceeding 100,000 UF, without a cap. This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance. In addition to companies in the real estate sector, we offer specialized services for financing primarily residential projects, with the aim of increasing the sale of mortgage loans.

Corporate Investment Banking (CIB)

This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance. For companies, the requirements are sales greater than EUR 500 million, EBITDA greater than EUR 150 million, and assets greater than EUR 1 billion; for financial institutions, assets greater than 10 trillion Chilean pesos.

This segment includes the Treasury Division, which provides sophisticated financial products primarily to companies in the Wholesale and Corporate Banking segments. These include products such as short-term financing and deposits, brokerage services, derivatives, and other products tailored to client needs. The Treasury Division also manages position brokerage and its own investment portfolio.

Corporate Activities ("Other")

This segment includes Financial Management, which performs the overall functions of managing the structural exchange rate position, structural interest rate risk, and liquidity risk. It also manages equity, the capital allocation made to each unit, and the financing costs of investments. All of this typically has a negative impact on results.

In addition, this segment incorporates all intra-segment results, all activities not assigned to a segment or product with customers.



Results by segment

Accounting Financial Information

As of June 30, 2025

(Ch$ million)	Retail	WM&I	Middle-Market	CIB	Total business segments	Corporate activities	Total
Total income	1,096,932	46,359	209,353	204,007	1,556,651	(92,245)	1,464,406
YoY variation	9.2%	6.2%	11.7%	(14.6%)	5.6%	(67.5%)	23.0%
Provisions for credit risk	(350,026)	(4,393)	(30,683)	137	(384,965)	98,201	(286,764)
YoY variation	46.0%	28.1%	150.7%	(102.8%)	47.9%	3196.4%	11.5%
Net operating income	**746,906**	**41,966**	**178,670**	**204,144**	**1,171,686**	**5,956**	**1,177,642**
YoY variation	**(2.3%)**	**4.3%**	**2.0%**	**(12.8%)**	**(3.5%)**	**(102.1%)**	**26.1%**

Retail Banking:

Accounting Financial Information

ACTIVITY

Ch$ million	Jun-25	Jun-25/ Jun-24	2Q25/1 Q25
Loans	31,190,620	—%	(0.2%)
Deposits	12,741,618	(3.6%)	0.5%

RESULTS

Ch$ million	Jun-25	6M25/6M24	2Q25	2Q25/1Q25
Total income	1,096,932	9.2%	563,353	5.6%
Provisions	(350,026)	46.0%	(133,100)	(38.6%)
Net operating income	**746,906**	**(2.3%)**	**430,253**	**35.9%**

Loan Composition



Middle income 16%
SMEs 19%
High income 64%

Commercial activity:

Santander seeks to grow in retail banking responsibly, with a focus on sustainability for our customers, with the highest levels of customer service, and through an efficient and productive phygital distribution strategy. Eighty percent of individual loans go to upper-middle-income individuals; however, the Bank has an innovative strategy for mass income.

Within the retail segment, there are individuals, businesses, and Santander Consumer (auto financing), as detailed below.

- Individuals: The digital checking account continues to be one of the main contributors to new customer growth, with a digital onboarding process for opening a checking account. These customers are quickly monetized with a monthly fee and access to all of the Bank's products, including credit if they qualify. Furthermore, in order to continue our commitment to financial inclusion, we have a 100% digital checking and savings account for the mass market. This product does not charge maintenance or transaction fees; the checking account pays a fixed monthly rate based on the average balance maintained in the account.

- Santander Consumer (auto financing): This business has been very proactive in increasing partnerships with various automakers.

- Businesses: We continue to open digital checking accounts for these clients, which, combined with Getnet's service offering, completes the range of solutions for their businesses.

Results:

Gross revenues from the Retail segment increased 9.2% YoY, showing positive trends across core lines. Net interest income increased 6.5% YoY due to higher spreads on credit products. Fees and commissions in this segment increased sharply by 18.0% YoY, driven by fees on checking accounts and cards due to increased usage and a growing customer base. This was offset by a 46.0% YoY increase in loan loss provisions, primarily due to the reclassification of additional provisions to the consumer portfolio due to the change in the provisioning model established by the regulator, which took effect in January 2025. Asset quality also underperformed due to lower economic growth and a weaker labor market.

Compared to 1Q25, Retail banking gross revenues increased 5.6% QoQ due to a higher margin from growth in higher-spread products and higher fees from checking accounts and other associated products. The QoQ decrease in provisions is mainly explained by higher provisions in the first quarter of the year, which were not repeated in 2Q25.

Wealth Management & Insurance:

This unit aims to unify the investment offering, enabling greater consistency across all segments and better communication of products and services. Its focus is on generating a specialized investment strategy for each segment, establishing unique digital development and communication plans. Its core businesses are insurance and the distribution of investment instruments for the Retail and Private Banking segments.

Accounting Financial Information

ACTIVITY			
Ch$ million	Jun-25	Jun-25/ Jun-24	2Q25/1 Q25
Loans	846,621	8.6%	1.1%
Deposits	3,108,036	30.3%	(2.4%)

RESULTS				
Ch$ million	Jun-25	6M25/6M24	2Q25	2Q25/1Q25
Total income	46,359	6.2%	22,305	(7.3%)
Provisions	(4,393)	28.1%	(890)	(74.6%)
Net operating income	**41,966**	**4.3%**	**21,415**	**4.2%**

Commercial activity:

The loan portfolio in this segment increased 8.6% YoY due to increased demand for commercial and mortgage loans and credit cards. Compared to 1Q25, growth was driven by mortgage and commercial loans. Deposits increased 30.3% YoY, primarily due to term deposits in Chilean pesos and demand funds. Deposits decreased during the quarter due to lower demand for term deposits in Chilean pesos.

Results:

Wealth Management & Insurance gross revenue increased 6.2% YoY, driven by higher margin spreads and higher commissions generated by mutual fund brokerage. This was offset by higher provisions related to commercial and consumer products, particularly in the first quarter.

In the quarter, Wealth Management & Insurance gross revenue decreased 7.3% QoQ, primarily due to a lower margin resulting from a lower spread in mortgage and commercial products during the quarter. This was partially offset by higher commissions associated with mutual funds and lower provision expenses during the quarter.

Middle-market:

Accounting Financial Information

ACTIVITY

Ch$ million	Jun-25	Jun-25/ Jun-24	2Q25/1 Q25
Loans	6,275,351	8.2%	-1.4%
Deposits	4,133,929	3.6%	-3.9%

RESULTS

Ch$ million	Jun-25	6M25/6M24	2Q25	2Q25/1Q25
Total income	209,353	11.7%	104,098	(1.1%)
Provisions	(30,683)	150.7%	(25,587)	402.1%
Net operating income	**178,670**	**2.0%**	**78,511**	**(21.6%)**

Commercial activity:

This segment's loan portfolio increased 8.2% since June 30, 2024, due to a migration of SME clients to this portfolio as a result of business growth in recent periods. However, loans decreased slightly by 1.4% QoQ in line with lower demand and the depreciation of the US$ during the quarter, which affected the balance of US$ loans from exporting and importing clients. Deposits increased 3.6% since June 30, 2024, due to term deposits and decreased 3.9% QoQ in line with our clients' lower liquidity. The main strategic objective of this segment is to focus on total customer profitability, across lending and non-lending activities.

Results:

The Middle-market's gross income increased 11.7% YoY, primarily due to a higher margin from portfolio growth and higher fees and financial transactions generated by our commercial clients. This was offset by an increase in provisions related to proactive initiatives to improve the portfolio quality and specific write-offs. The performance of this portfolio during 2024 showed greater risk in sectors such as agriculture, which were affected by the intense rains and flooding caused by the "El Niño" phenomenon, which primarily affected central Chilean regions where crops are abundant.

In the quarter, the Middle-market's net operating income decreased 21.6% QoQ, mainly due to higher provisioning expenses explained by the Bank's initiatives to improve portfolio quality and higher write-offs in the quarter, as well as lower fees generated on products such as financial advisory and guarantees.

Corporate Investment Banking (CIB):

Accounting Financial Information

ACTIVITY

Ch$ million	Jun-25	Jun-25/ Jun-24	2Q25/1 Q25
Loans	2,181,995	(7.9%)	0.1%
Deposits	6,785,976	(18.0%)	(3.0%)

RESULTS

Ch$ million	Jun-25	6M25/6M24	2Q25	2Q25/1Q25
Total income	204,007	(14.6%)	97,869	(7.8%)
Provisions	137	(102.8%)	(7,175)	(198.1%)
Net operating income	**204,144**	**(12.8%)**	**90,694**	**(20.1%)**

Commercial activity:

The loan portfolio in the CIB segment decreased by 7.9% since June 30, 2024, due to the contraction in demand and the asset turnover of our generate-to-distribute model. Loans in this segment remain stable through the second quarter of 2025.

Deposits decreased by 18.0% since June 30, 2024, and by 3.0% QoQ, explained by lower liquidity from our clients in demand funds and term deposits in CLP.

Results:

Gross revenues from this segment decreased 14.6% YoY, primarily due to lower net interest income due to lower loan volumes and lower financial transaction results from the results generated by FX products. This was partially offset by a provision release in the period related to the contraction of the loan portfolio.

In the quarter, CIB gross revenues decreased 7.8% QoQ due to lower fees generated by financial advisory services and lower gains from financial transactions. Provisions also generated an expense (compared to a release in 1Q25) in line with initiatives to improve portfolio quality and write-offs.

Corporate activities:

Accounting Financial Information

ACTIVITY

Ch$ million	Jun-25	Jun-25/ Jun-24	2Q25/1 Q25
Loans	447,955	11.7%	(5.0)%
Deposits	2,845,054	99.8%	(17.5)%

RESULTS

Ch$ million	Jun-25	6M25/6M24	2Q25	2Q25/1Q25
Total income	(92,245)	(67.5%)	(56,320)	56.8%
Provisions	98,201	3196.4%	19,489	(75%)
Net operating income	**5,956**	**(102.1%)**	**(36,831)**	**(186.1)%**

Results:

The results of corporate activities and Asset & Liability Management (ALM) showed an improvement compared to the previous year, with a lower loss in gross operating income of 92,245 million, explained by an improvement in the cost of funding managed by the Asset & Liabilities Committee (ALCO), which was less negative in line with the monetary policy rate cuts. Additionally, the new provisioning model for the consumer portfolio came into effect in January 2025. As a result, the Bank reallocated voluntary provisions to offset the effect from corporate activities to Retail Banking, resulting in the release during the period.

In the quarter, net operating income was a loss of 36,831 million, mainly explained by a higher loss in margin due to a lower variation in the UF during the quarter. In the quarter, we also released approximately $20 billion in voluntary provisions related to the commercial portfolio, although this was less than the voluntary provisions released in the first quarter due to the change in the provisioning model for the consumer portfolio.

Section 4: Balance sheet and results

Balance sheet

Loan portfolio

Loans by product:

Accounting Financial Information

(Ch$ million)	YTD			Var %	
	Jun-25	Mar-25	Dec-24	Jun-25/ Dec-24	Jun-25/ Mar-25
Consumer loans	5,895,819	5,861,160	5,911,637	(0.3%)	0.6%
Santander Consumer (car loans)	1,049,950	1,037,305	1,016,271	3.3%	1.2%
Credit card	1,983,768	1,972,059	1,980,680	0.2%	0.6%
Other consumer loans	2,862,101	2,851,796	2,914,686	(1.8%)	0.4%
Mortgage	17,486,514	17,546,297	17,559,769	(0.4%)	(0.3%)
Commercial	17,545,364	17,653,199	17,821,154	(1.5%)	(0.6%)
Interbank	14,845	38,010	31,283	(52.5%)	(60.9%)
Total(1)	**40,942,542**	**41,098,666**	**41,323,843**	**(0.9%)**	**(0.4%)**

1.   Total gross loans from provisions at amortized cost.

Total loans decreased 0.4% QoQ and 0.9% compared to December 31, 2024, explained by a decrease in the commercial and mortgage portfolios.

Commercial loans decreased by 1.5% from December 31, 2024, and by 0.6% QoQ. Approximately 58% of our portfolio is indexed to the UF, mostly mortgage loans and approximately 35% of commercial loans. Approximately 21% of commercial loans (from the BEI and CIB segments) are denominated in foreign currency, primarily in US dollars, so US$-denominated commercial loans have shown volatility in their value in pesos in recent quarters. As of June 30, 2025, the Chilean peso recovered, appreciating 2.4% QoQ, and 6.3% since December 2024, partly explaining the decline in this portfolio.

In general, commercial loans have been impacted by lower demand related to the macroeconomic environment. Also, as part of the business, our Corporate & Investment Bank uses a generate-to-distribute model, which has offset the growth of this product compared to June 2024.

Mortgage loans decreased by 0.4% since December 31, 2024, and by 0.3% QoQ. Over the last period, new mortgage loan originations have declined due to continued weak demand, impacted by rising housing prices, inflation, and interest rates in recent years.

Consumer loans increased 0.6% QoQ and decreased 0.3% since December 31, 2024. Between the end of 2019 and 2021, credit card loans decreased 7.0% as customers reduced major purchases, such as travel and hotels. At the same time, many customers paid off credit card debt with the cash obtained from government transfers and pension withdrawals.



Credit card balances
Ch$1 billion

1,417   1,378   1,126   1,280   1,544   1,736   1,981   1,984

Dec-18   Dec-19   Dec-20   Dec-21   Dec-22   Dec-23   Dec-24   Jun-25

At the end of 2022, as household liquidity levels returned to normal and travel, vacations, and other activities resumed, credit card borrowing began to grow again. After a seasonal increase in December 2024, credit card debt has remained more stable over the period.

Additionally, within our consumer loans is our auto financing business, Santander Consumer, which has shown positive trends with a 3.3% increase since December 2024 and a 1.2% increase in the quarter thanks to increased commercial agreements with car dealerships.

Loans by segment:

Accounting Financial Information

(Ch$ million)	Accumulated			Var %	
	Jun-25	Mar-25	Dec-24	Jun-25/ Dec-24	Jun-25/ Mar-25
Retail Banking (1)	31,190,620	31,245,465	31,942,515	(2.4%)	(0.2%)
Wealth Management & Insurance	846,621	837,322	818,155	3.5%	1.1%
Middle-market	6,275,351	6,365,462	6,044,799	3.8%	(1.4%)
Corporate & Investment banking (CIB)	2,181,995	2,178,766	2,301,491	(5.2%)	0.1%
Others (2)	447,955	471,651	216,884	106.5%	(5.0%)
Total (3, 4)	**40,942,542**	**41,098,666**	**41,323,843**	**(0.9%)**	**(0.4%)**

1. Includes consumer, mortgage, and other commercial loans to individuals and businesses (SMEs) at amortized cost. See Note 13 of the financial statements.
2. Others include other non-segmented loans.
3. Total gross loans from provisions at amortized cost.
4. Customers included in each business segment are constantly reviewed and reclassified if a customer does not meet the segment's criteria. Therefore, variations in business volumes and results may reflect business trends and the effects of customer migration.

Retail banking loans decreased by 2.4% since December 31, 2024, due to slight contractions in the consumer and mortgage portfolios during the period. In 2Q25, retail banking loans contracted 0.2% QoQ, primarily due to lower demand for mortgages during the quarter.

Wealth Management & Insurance loans increased 3.5% from December 31, 2024, and 1.1% QoQ, driven by increased demand for commercial and mortgage loans.

The Middle-Market segment's loan portfolio increased by 3.8% from December 31, 2024, primarily due to the migration of corporate clients that were classified as SMEs and therefore part of the Retail Banking segment to the Middle-Market segment thanks to the growth of their business in recent periods. In the quarter, loans in this segment decreased by 1.4% QoQ, mainly due to the exchange rate effect and lower commercial dynamism in the country.

CIB loans decreased 5.2% from December 31, 2024, due to lower demand from our clients, in line with slower economic activity. In Q2 2025, loans in this segment remained stable.

Financial Investments:

Accounting Financial Information

	YTD			Var %	
(Ch$ million)	Jun-25	Mar-25	Dec-24	Jun-25/ Dec-24	Jun-25/ Mar-25
Financial assets for trading at fair value through profit or loss (Trading portfolio)	305,791	182,775	329,327	(7.1%)	67.3%
Financial assets at fair value through other comprehensive income (Available-for-sale portfolio)	3,389,513	3,442,144	2,762,388	22.7%	(1.5%)
Financial assets at amortized cost (Portfolio held to maturity)	5,426,720	5,367,866	5,176,005	4.8%	1.1%
Total	9,122,024	8,992,785	8,267,720	10.3%	1.4%

It is important to note that our financial investment portfolio is primarily composed of HQLA (high-quality liquid assets) such as Central Bank bonds and notes, Chilean sovereign bonds, and U.S. Treasury bonds.

Financial assets at fair value through other comprehensive income increased 22.7% in the six months ending June 30, 2025, due to higher bonds and notes with the Chilean Treasury. Financial assets at amortized cost increased 4.8% due to higher bonds issued by the Treasury and Chilean sovereign bonds issued abroad. As of June 2025, the HTM instruments had a fair market value of Ch$5,463,797 million.

Customer funds remain stable in the quarter.

Funding:

Accounting Financial Information

(Ch$ million)	YTD			Var. %	
	Jun-25	Mar-25	Dec-24	Jun-25/ Dec-24	Jun-25/ Mar-25
Demand deposits	13,120,949	13,301,733	14,260,609	(8.0%)	(1.4%)
Time deposits	16,493,664	17,305,982	17,098,625	(3.5%)	(4.7%)
Total deposits	**29,614,613**	**30,607,715**	**31,359,234**	**(5.6%)**	**(3.2%)**
Mutual Fund Brokerage (1)	14,799,104	13,870,194	13,587,869	8.9%	6.7%
Total Customer Funds	**44,413,717**	**44,477,909**	**44,947,103**	**(1.2%)**	**(0.1%)**
Bonds (2)	10,677,237	10,230,369	10,737,354	(0.6%)	4.4%
Liquidity Coverage Ratio (LCR) (3)	177.7%	192.9%	190.8%		
Net stable funding ratio (NSFR) (3)	106.6%	104.3%	106.3%		

1. Banco Santander Chile is the exclusive intermediary for mutual funds managed by Santander Asset Management S.A., a subsidiary of SAM Investment Holdings Limited. This figure is not included in the Bank's consolidated financial statements.
2. Includes regulatory capital financial instruments (AT1 and Tier 2).
3. Calculated in accordance with Chilean regulations.

The rate-cutting cycle began at the end of July 2023, and after five successive cuts, the MPR closed 2023 at 8.3%. In 2024, the Central Bank continued to cut the rate, reaching 5.0% in December, where it has remained until the end of June 2025.

The Bank's total deposits decreased by 5.6% since December 31, 2024, explained by a 3.5% decrease in time deposits and an 8.0% decrease in demand deposits, due to the seasonality of deposits at year-end, particularly among our corporate clients. In the second quarter of 2025, total deposits decreased by 3.2%, with demand deposits falling by 1.4% and time deposits by 4.7%, explained by a preference for higher-yielding mutual funds. As a result, our clients' investments through mutual funds brokered by the Bank grew in the quarter, reaching an increase of 6.7% QoQ and 8.9% since December 31, 2024.

Bonds increased 4.4% in the quarter, 2Q25, and decreased slightly by 0.6% since December 31, 2024. In January 2025, the Bank made the payment for the maturity of a 144th bond corresponding to USD 704 million. During 2025, the Bank has placed bonds for UF 11,800,000, CLP 286,050,000,000, CHF 140,000,000, JPY 4,000,000,000, and USD 10,000,000, taking advantage of attractive opportunities in various fixed-income markets at the national and international levels. Additionally, a JPY 10,000,000,000 bond was placed in July.

The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets as a percentage of net cash outflows, as of June 30, 2025, was 177.7%, well above the minimum. As of the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets funded through stable funding sources, reached 106.6%, also above the legal minimum for this ratio.

Equity increases 5.2% in the six months accumulated to June 2025

Equity:

Accounting Financial Information

(Ch$ million)	YTD			Var. %	
	Jun-25	Mar-25	Dec-24	Jun-25/ Dec-24	Jun-25/ Mar-25
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	3,459,800	3,232,505	3,232,505	7.0%	7.0%
Valuation adjustment	(90,584)	(103,010)	(107,174)	(15.5%)	(12.1%)
Retained Earnings:					
Retained earnings prior periods	39,022	881,947	24,324	60.4%	(95.6%)
Income for the period	550,355	277,797	857,623	(35.8%)	98.1%
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(335,574)	(780,309)	(606,141)	(44.6%)	(57.0%)
Equity attributable to equity holders of the Bank	**4,514,322**	**4,400,233**	**4,292,440**	**5.2%**	**2.6%**
Non-controlling interest	111,704	107,168	104,394	7.0%	4.2%
Total Equity	**4,626,026**	**4,507,401**	**4,396,834**	**5.2%**	**2.6%**

Total equity reached $4,626,026 million as of June 30, 2025, an increase of 2.6% QoQ and 5.2% compared to December 31, 2024, due to higher profits during the period.

At the Ordinary Shareholders' Meeting held on April 22, 2025, the distribution of a dividend of 70% of 2024 earnings was approved, or approximately Ch$600,336 million, for which the Bank had already fully provisioned. This represents a dividend per share of Ch$3.19 and a dividend yield of 5.4%.

At the end of June 2025, the Bank has established a dividend provision of 60% of earnings in 2025. This reflects its outlook for the Bank's earnings expectations for the year. Thus, the capital ratios reflect a dividend provision in line with historical dividend payments.

Solid capital levels with a CET1 of 10.9% and a ROAE of 24.5% in 2Q25.

Capital adequacy and ROAE:

Accounting Financial Information

(Ch$ million)	YTD			Var. %	
	Jun-25	Mar-25	Dec-24	Jun-25/ Dec-24	Jun-25/ Mar-25
Core Capital (CET1)	4,512,041	4,387,824	4,268,409	5.7%	2.83%
AT1	650,354	665,820	693,382	(6.2%)	(2.3%)
Tier I	**5,162,395**	**5,053,644**	**4,961,791**	**4.0%**	**2.2%**
Tier II	1,868,318	1,873,248	1,999,525	(6.6%)	(0.3%)
Regulatory capital	**7,030,713**	**6,926,892**	**6,961,316**	**1.0%**	**1.5%**
Market risk weighted assets	6,849,732	6,351,117	5,967,201	14.8%	7.9%
Operational risk weighted assets	5,037,235	4,884,196	4,923,679	2.3%	3.1%
Credit risk weighted assets	29,603,109	29,767,811	29,921,944	(1.1%)	(0.6%)
Risk weighted assets	**41,490,076**	**41,003,124**	**40,812,824**	**1.7%**	**1.2%**
Core Capital ratio	**10.9%**	**10.7%**	**10.5%**		
Tier I ratio	12.4%	12.3%	12.2%		
Tier II ratio	4.5%	4.6%	4.9%		
BIS ratio	**16.9%**	**17.0%**	**17.1%**		
Leverage (1)	**7.3%**	**7.1%**	**6.9%**		
Quarterly ROAE	**24.5%**	**25.7%**	**26.0%**		
YTD ROAE	**25.1%**	**25.7%**	**20.2%**		

1. Leverage: Core capital / Total regulatory assets, as calculated by the CMF.

Our CET1 ratio remained strong at 10.9% and the overall Basel III ratio reached 17.0% by the end of June 2025. Risk-weighted assets (RWA) increased 1.7% from June 30, 2024, and 1.2% QoQ, primarily due to higher market risk-weighted assets.

In April 2025, the CMF informed the Bank of a Pillar 2 charge of 25bp. Fifty percent of this charge should be in place by June 2025, and 56.3% should be comprised of CET1. With this, our minimum CET1 requirement at the end of 2025 is 9.08%.

The Bank's ROAE was 24.5% in 2Q25 compared to 25.7% in 1Q25, due to slightly lower inflation in the quarter. During the second quarter of 2025, the dividend provision rate for the fiscal year was set at 60%, in accordance with the powers granted to the Board of Directors by the ordinary shareholders' meeting.

Results

Interest income and readjustments increased 26.0% compared to the same period in 2024, with a NIM of 4.1% due to a better cost of funds.

Interest income and readjustments:

Accounting Financial Information

Ch$ million	YTD		Var. %	Quarterly			Var. %	
	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Net interest income(1)	859,144	674,726	27.3%	435,304	423,840	364,000	19.6%	2.7%
Net income from readjustments(2)	174,403	145,723	19.7%	84,609	89,794	94,012	(10.0%)	(5.8%)
Total net interest income and readjustments	**1,033,547**	**820,449**	**26.0%**	**519,913**	**513,634**	**458,011**	**13.5%**	**1.2%**

1. Net income from interest-earning assets and liabilities plus the financial cost of cash flow hedges.
2. Net income from inflation-indexed assets and liabilities (UF) plus the financial cost of inflation-related cash flow hedges.

Margin indicators:

Non-accounting financial information

Ch$ million	YTD		Var. %	Quarterly			Var. %	
	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Average interest-earning assets	50,008,556	52,572,098	(4.9%)	50,519,020	49,532,730	51,441,551	(1.8%)	2.0%
Average loans	41,008,552	40,968,615	0.1%	41,006,752	41,032,860	40,989,844	—%	(0.1%)
Avg. net gap in inflation indexed (UF) instruments (1)	7,973,644	7,687,739	3.6%	8,047,514	7,910,438	7,460,657	7.9%	1.7%
Interest earning asset yield (2)	7.8%	7.9%		7.8%	7.8%	8.0%		
Cost of funds (3)	3.9%	5.0%		3.9%	3.9%	4.7%		
Net interest margin (NIM) (4)	**4.1%**	**3.1%**		**4.1%**	**4.1%**	**3.6%**		
Inflation rate (5)	2.2%	2.1%		1.0%	1.2%	1.3%		
Central Bank reference rate	5.0%	5.8%		5.0%	5.0%	5.8%		
Average Central Bank reference rate	5,0%	6.93%		5.0%	5.0%	6.27%		

1. The average gap between assets and liabilities indexed to the Unidad de Fomento (UF).
2. Interest income divided by average interest earning assets.
3. Interest expense divided by the sum of interest-bearing liabilities and demand deposits.
4. Net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the UF in the period.

Accumulated net interest income and readjustments (NII) as of June 30, 2025 increased 26.0% compared to the same period in 2024. This increase in NII was primarily due to lower interest expenses due to the effect of the lower monetary policy rate on our funding cost, which fell from 5.0% to 3.9% in 6M25.

The Bank's interest-bearing liabilities have a shorter duration than its interest-bearing assets, so our liabilities recognize price changes more quickly than our assets. The Central Bank began cutting the MPR in July 2023 from its peak of 11.25%, with five successive cuts to reach 8.25% in December 2023 and continue through 2024, reaching 5.0% by December 2024, where it has remained in the first half of 2025. Our time deposits represent 35.2% of our funding at the end of June 2025, and these deposits generally have a duration of 30-60 days, so they quickly reflect the new rate. This has led to a rapid recovery in net interest income, increasing by 27.3% in 6M25 compared to 6M24.

Net readjustment income increased 19.7% in 6M25 compared to the same period in 2024, given that the UF variation reached 2.2% in 6M25 compared to 2.1% in the same period in 2024 and also that the average UF GAP has increased 3.6% in comparison, in response to temporarily higher inflation levels due to the adjustment of electricity rates.

In 2Q25, total net interest and readjustment income increased 1.2% compared to 1Q25, primarily due to higher interest income in the quarter. Interest income in 2Q25 increased 2.7% compared to 1Q25 due to higher interest-earning assets, particularly in liquidity instruments with banks and entities abroad. This was offset by lower readjustment income. The UF change was 1.0% in 2Q25, slightly lower than the 1.2% increase in 1Q25, explaining the 5.8% decrease in net readjustment income in 2Q25 compared to 1Q25.

Compared to 2Q24, total net interest and readjustment income increased 13.5% in 2Q25 due to higher interest income. Interest income in 2Q25 increased 19.6% compared to 2Q24. This is primarily due to lower funding costs, which decreased from 4.7% in 2Q24 to 3.9% in 2Q25, related to the lower average MPR, which fell from 6.27% to 5.0%. This was offset by a 10.0% decrease in readjustment income compared to 2Q24 due to the lower variation in the UF in the quarter.

With these funding cost and inflation dynamics, the NIM increased from 3.1% in 6M24 to 4.1% in 6M25 and from 3.6% in 2Q24 to 4.1% in 1Q25, remaining stable in 2Q25.

Our economists are currently projecting a UF variation of 3.6% during 2025 and an average rate of 4.9%. Therefore, we estimate that our NIM for 2025 could be around 4%.

Credit cost of 1.39% YTD and coverage at 120.5%

Provision expense:

Accounting Financial Information

Ch$ million	YTD		Var. %	Quarterly			Var. %	
	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Provisions for credit risk owed by banks and loans and accounts receivable from customers (1)	(476,891)	(327,615)	45.6%	(213,764)	(263,127)	(165,958)	28.8%	(18.8%)
Special provisions for credit risk (2)	97,688	(332)	--%	20,646	77,042	(1,657)	--%	(73.2%)
Gross provisions	**(379,203)**	**(327,947)**	**15.6%**	**(193,118)**	**(186,085)**	**(167,615)**	**15.2%**	**3.8%**
Recovery of bad debts	93,275	70,906	31.5%	46,417	46,858	39,923	16.3%	(0.9%)
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(836)	(235)	255.7%	(562)	(274)	(331)	69.8%	105.1%
Credit loss expense	**(286,764)**	**(257,276)**	**11.5%**	**(147,264)**	**(139,501)**	**(128,023)**	**15.0%**	**5.6%**

1. Includes write/offs.
2. Includes additional provisions and provisions for contingent credits.

Asset quality and credit cost indicators:

Non-accounting financial information

	YTD		Quarterly		
	Jun-25	Jun-24	2Q25	1Q25	2Q24
Cost of credit (1)	1.39%	1.25%	1.43%	1.40%	1.20%
Expected loss ratio (LLA / total loans)	3.2%	2.9%	3.2%	2.9%	2.9%
NPL ratio (90 days or more overdue/ total loans)	3.0%	2.7%	3.0%	3.2%	2.7%
Impaired loan ratio (impaired loans / total loans)	6.8%	6.2%	6.8%	6.9%	6.2%
Coverage of NPLs (2)	120.5%	137.9%	120.5%	115.5%	137.9%

1. Annualized credit loss expense divided by average loans.
2. Balance sheet provisions including additional provisions divided by non-performing loans.

During the COVID-19 pandemic, asset quality benefited from state aid and pension fund withdrawals, leading to positive performance over the period. It subsequently normalized in line with the performance of the economy and the draining of excess household liquidity.

Currently, our clients' behavior reflects the state of the economy and the labor market, where non-performing loans are higher than pre-pandemic levels. The impaired loan ratio increased from 6.2% in 2Q24 to 6.9% in 1Q25 and 6.8% in 2Q25, while the non-performing loan (NPL) ratio followed the same trend, rising from 2.7% in 2Q24 to 3.2% in 1Q25 and 3.0% in 2Q25. Finally, the expected loss ratio (loan loss provisions divided by total loans) increased from 2.9% in 2Q24 to 3.2% in 2Q25, due to higher provisions in recent periods.

Net credit loss expense totaled $286,764 million for the six-month period ended June 30, 2025, an increase of 11.5% compared to the same period in 2024. Similarly, the cost of credit increased from 1.25% as of June 30, 2024, to 1.39% as of June 30, 2025.

In the quarter, loan loss expenses increased 5.6% compared to 1Q25 and 15.0% compared to 2Q24, mainly due to higher provisions for the commercial portfolio. Therefore, the cost of credit increased from 1.20% in 2Q24 to 1.40% in 1Q25 and 1.43% in 2Q25.

The non-performing loan coverage ratio (which includes voluntary provisions issued by the Board of Directors in recent years) decreased from 137.9% in 2Q24 to 115.5% in 1Q25 and 120.5% in 2Q25. This overall downward trend in coverage is due to the increase in non-performing loans in the commercial and mortgage portfolios, as well as the greater weight of the mortgage portfolio in total loans, which require less coverage due to the associated collateral. Asset quality ratios are also partly affected by the contraction in the loan portfolios.

Net credit risk provisions expense by product:

Accounting Financial Information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Consumer	(156,671)	(157,872)	(0.8%)	(70,972)	(85,699)	(78,415)	(9.5%)	(17.2%)
Commercial	(110,209)	(70,456)	56.4%	(75,594)	(34,615)	(45,644)	65.6%	118.4%
Mortgage	(19,885)	(28,947)	(31.3%)	(698)	(19,187)	(3,964)	(82.4%)	(96.4%)
Provisions for credit risk	**(286,765)**	**(257,276)**	**11.5%**	**(147,264)**	**(139,501)**	**(128,023)**	**15.0%**	**5.6%**

In January 2025, the regulatory change to the consumer provisioning model was implemented, for which we used additional provisions to cover the initial impact of $94 billion. Provisioning expenses for consumer loans decreased 0.8% in 6M25 compared to 6M24, 17.2% compared to 1Q25, and 9.5% compared to 2Q24. This is partly explained by a normalization in the quality of this portfolio and the one-timer expense related to the model change in the previous quarter. The non-performing loan ratio for the consumer portfolio remained stable at 2.2% in the quarter, showing a slight improvement compared to 2.4% in 2Q24, while the impaired ratio for the consumer portfolio increased from 4.9% in 2Q24 to 5.2% in 1Q25 and 5.1% in 2Q25. With increased spending on consumer provisions in the first quarter of 2025, coverage increased slightly, reaching 379.9% at the end of June 2025.

Commercial loan provision expenses increased 56.4% in 6M25 compared to 6M24. Compared to 1Q25, commercial loan provisions increased 118.4% in 2Q25 and 65.6% in 2Q24. Following an increase in impairment in this portfolio during 2024 and the start of a stabilization in asset quality in 1Q25, the Bank implemented specific initiatives to improve asset quality (including write-offs) in this portfolio during the quarter. In addition, as in the same period last year and as part of the model review, an additional charge was made related to an adjustment to the valuation of collateral in this portfolio. This was offset by the use of approximately Ch$20 billion in voluntary provisions to mitigate the impact on results in the quarter. As a result, the non-performing loan ratio for the commercial portfolio decreased from 3.8% in June 2024 and 4.1% in March 2025 to 3.6% in June 2025, as did the commercial portfolio impairment ratio, which increased from 8.6% in 2Q24 and 8.6% in 1Q25 to 8.3% in 2Q25. Furthermore, the non-performing loan coverage ratio for this portfolio reached 126.0% in June 2025.

Mortgage loan provisions decreased 31.3% in 6M25 compared to the same period in 2024, and decreased 96.4% compared to 1Q25 and 82.4% compared to 2Q24, in line with a contraction in the portfolio and a stabilizing in asset quality trends in recent months. In the quarter, the mortgage non-performing loan rate remained stable at 2.7%, following an increase in late payments during 2024, due to the evolution of the macroeconomic scenario related to short- and long-term rates and inflation, which has resulted in an increase in the value of our customers' monthly payments. Since the second half of 2024, renegotiations of non-performing clients have increased, reflected in the mortgage impaired rate, which has increased from 4.3% in June 2024 to 5.4% in March 2025 and 5.8% in June 2025. As a result, the mortgage non-performing loan coverage ratio decreased from 69.0% in June 2024 to 39.3% in March 2025 and 42.0% in June 2025.

For further information on credit risk and asset quality, see Section 6: Risk.

Fees increase 13.2% compared to the same period in 2024, due to a larger customer base and product usage.

Net fees increased 13.2% in the six months ended June 30, 2025, compared to the same period in 2024, and 9.9% in the quarter compared to 2Q24, primarily due to higher fees on our core products: cards, mutual fund brokerage, checking accounts, and Getnet. This was driven by increased customer numbers and greater product usage.

In the quarter, fees increased 0.1% QoQ, driven by strong performance in mutual fund brokerage, insurance, checking accounts, and Getnet, partially offset by stable trends in fees earned from card usage and lower fee income from other services, such as guarantees and insurance. As a result, the recurrence ratio (total net commissions divided by core support expenses) increased from 58.3% YTD as of June 2024 to 61.9% YTD as of June 2025, demonstrating that more than half of the Bank's expenses are financed by commissions generated by our customers.

Fees by product:

Accounting Financial Information

The evolution of commissions by product was as follows:

Ch$ million	YTD		Var. %	Quarterly			Var. %	
	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Cards	75,134	60,613	24.0%	37,539	37,595	32,101	16.9%	(0.1%)
Getnet	50,450	29,886	68.8%	26,097	24,353	15,541	67.9%	7.2%
Mutual fund brokerage	44,018	36,191	21.6%	22,516	21,502	18,447	22.1%	4.7%
Current accounts	40,142	35,222	14.0%	21,053	19,090	18,052	16.6%	10.3%
Collections	32,200	31,664	1.7%	15,302	16,898	15,870	(3.6%)	(9.4%)
Insurance brokerage	25,400	31,473	(19.3%)	13,045	12,355	15,105	(13.6%)	5.6%
Guarantees	21,809	17,845	22.2%	9,793	12,015	9,940	(1.5%)	(18.5%)
Prepayment of credits	8,021	7,809	2.7%	4,216	3,805	4,372	(3.6%)	10.8%
Others	(481)	11,320	(104.2%)	(1,119)	638	5,680	(119.7%)	(275.4%)
Total commissions	**296,693**	**262,023**	**13.2%**	**148,442**	**148,251**	**135,109**	**9.9%**	**0.1%**

Credit and debit card fees increased 24.0% in 6M25 compared to the same period in 2024 and 16.9% in 2Q25 compared to 2Q24. This significant increase is explained by increased card usage by our customers, driven by the growth of our customer base, reflecting the success of our strategy. Card fees experienced a slight decrease of 0.1% QoQ due to more stable card usage dynamics in the quarter.

Getnet, our acquiring business, continues to grow solidly and drives an increase in the Bank's SME customer base, with more than 166,000 SME customers. It currently has more than 298,000 POS machines in operation.

Mutual fund brokerage fees grew 21.6% in 6M25 compared to the same period in 2024, 22.1% in 2Q25 compared to 2Q24, and 4.7% QoQ due to customer demand for investment products in the context of the low-rate cycle and lower preference for time deposits, and the expansion of the customer base in previous periods.

Checking account fees increased 14.0% in 6M25 compared to the same period in 2024, 16.6% in 2Q25 compared to 2Q24, and 10.3% QoQ. Growth in account openings continued during the quarter. This brings the Bank's market share of total checking accounts to 22.4% as of April 2025. This also reflects a strong increase in customer demand for US dollar checking accounts, as customers can digitally open these types of accounts through our platform in a few easy steps. We have opened 101,000 accounts in the last 12 months (through April 2025) to reach a total of 501,483 dollar checking accounts, achieving a total market share of 39.7%.

Collection fees increased 1.7% in 6M25 YoY due to higher insurance-related collection fees in the first quarter of 2025. During the second quarter of 2025, collection fees decreased 9.4% QoQ following the strong performance of insurance-related collections in the previous quarter and 3.6% compared to 2Q24 due to lower collection fees related to loans and payment orders.

Insurance intermediation decreased 19.3% in 6M25 compared to the same period in 2024 and 13.6% in 2Q25 compared to 2Q24 due to lower commissions generated by personal insurance, mainly mortgages but also partly consumer insurance. This performance is consistent with the lower demand we are seeing for retail loans. In 2Q25, insurance intermediation commissions increased 5.6% compared to 1Q25 due to higher consumer loan-related insurance during the quarter.

Guarantee fees increased 22.2% in 6M25 compared to the same period in 2024 due to higher fees from our Middle-market and Corporate clients, particularly related to Stand-by letters in the first quarter of 2025. Guarantee fees decreased 18.5% QoQ due to a normalization of fees related to Stand-by letters in the quarter, and decreased 1.5% in 2Q25 compared to 2Q24 mainly due to comparatively lower fees generated by guarantee notes from our Middle-market and Corporate clients.

The evolution of loan prepayment fees is related to interest rate cuts in recent years. During 2024, interest rates fell, driving loan prepayments. Fees for this item increased 2.7% in 6M25 compared to the same period in 2024. A particularly strong second quarter of 2024 saw prepayment fees decrease 3.6% in 2Q25 compared to 2Q24. However, fees for this item grew 10.8% QoQ, primarily in commercial loans.

In the last item, Others, it recognized a loss of Ch$ 480 million in the six months accumulated to June 30, 2025 and a loss of Ch$ 1,118 million in 2Q25, related to a worse performance of financial advisors in the second quarter of 2025.

Net financial results revenue increased by 23.8% in 6M25.

Net financial results:

Accounting Financial Information

Ch$ million	YTD		Var %	Quarterly			Var %	
	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Financial assets and liabilities for trading	(18,527)	(10,006)	85.2%	11,298	(29,825)	(8,322)	(235.8%)	(137.9%)
Result from the derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	(3,046)	(45,320)	(93.3%)	997	(4,043)	316	215.5%	(124.7%)
Foreign currency changes, readjustments and accounting hedges	155,739	163,707	(4.9%)	50,655	105,084	65,520	(22.7%)	(51.8%)
Total net financial transactions	**134,166**	**108,381**	**23.8%**	**62,950**	**71,216**	**57,514**	**9.5%**	**(11.6%)**

Net financial results recorded a gain of $134,166 million in 6M25, an increase of 23.8% compared to 6M24 primarily due to a lower loss related to assets classified as held for sale and offset by lower results from the foreign currency position and the valuation of derivative contracts in 6M25.

In 2Q25, net financial results recorded a gain of $62,950 billion, a decrease of 11.6% compared to 1Q25, primarily due to a lower gain related to the foreign currency position. This was partially offset by a gain related to derivative contracts. On the other hand, the profit in 2Q25 represents a 9.5% increase compared to 2Q24, due to the aforementioned gain related to derivative contracts and offset by a lower gain on the foreign currency position.

For a better understanding of these lines, they are presented by business area in the following table:

Net financial results by business:

Non-accounting financial information

Ch$ million	YTD		Var %	Quarterly			Var %	
	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Client	129,254	130,592	(1.0%)	59,153	70,101	65,873	(10.2%)	(15.6%)
Non-Client (1)	4,912	(22,209)	−%	3,797	1,114	(8,357)	(145.4%)	240.8%
Total net financial transactions	**134,166**	**108,383**	**23.8%**	**62,951**	**71,216**	**57,515**	**9.5%**	**(11.6%)**

1. Non-client income. These results include interest and mark-to-market effects from the Bank's trading portfolio, realized gains from the available-for-sale portfolio, and other results from the Finance Division.

Client treasury services revenues reached a profit of $129,254 million in 6M25, a slight decrease of 1.0% explained by exchange rate effects and offset by a strong performance from the trading strategy. This line decreased 10.2% in 2Q25 compared to 2Q24 and 15.6% compared to 1Q25, primarily due to fixed-income instruments, due to the negative impact of the rate hikes caused by geopolitical tensions in the quarter.

Non-client treasury totaled a gain of $4,912 million, compared to a loss in 6M24, primarily explained by higher portfolio sales and forward results, offset by bond repurchases. In the quarter, non-client treasury totaled a gain of $3,797 billion, primarily due to higher carry and hedging results.

Efficiency of 35.3% in 6M25 with operating expenses increasing below inflation.

The Bank's efficiency ratio reached 35.3% as of June 30, 2025, better than the 42.1% of the same period in the previous year, with a quarterly efficiency ratio of 35.6%. Furthermore, the cost-to-asset ratio increased to 1.5% in 6M25 compared to 1.4% in the same period last year, in line with a reduction in our total assets.

In the quarter, operating expenses increased 6.7% compared to 2Q24 and 2.7% compared to 1Q25. This is primarily explained by higher personnel expenses in the quarter. Total operating expenses (which include other expenses) increased 2.3% in 6M25 compared to 6M24, driven by higher technology and personnel expenses. This was offset by a decrease in other operating expenses following some one-off expenses in 6M24 that were not repeated in 2025.

In 1Q25, the Bank celebrated the main milestone of the Gravity project, the migration from the Mainframe to the Cloud. In January, we transitioned processing to our new Cloud, which resulted in higher expenses related to the changeover and write-downs and impairments related to legacy systems.

During 2025, the Bank is focused on advancing the execution of its US$450 million investment plan for 2023-2026, focusing on technology initiatives and branch renovations.

Operating expenses:

Accounting Financial Information

	YTD		Var %	Quarterly			Var %	
Ch$ million	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Personnel expenses	(205,806)	(193,240)	6.5%	(111,743)	(94,063)	(102,220)	9.3%	18.8%
Administrative expenses	(205,463)	(185,013)	11.1%	(94,741)	(110,722)	(92,751)	2.1%	(14.4%)
Depreciation and amortization	(68,026)	(71,183)	(4.4%)	(32,850)	(35,176)	(34,909)	(5.9%)	(6.6%)
Core support costs	**(479,295)**	**(449,436)**	**6.6%**	**(239,334)**	**(239,961)**	**(229,880)**	**4.1%**	**(0.3%)**
Other operational expenses	(37,075)	(56,151)	(34.0%)	(21,949)	(15,126)	(15,952)	37.6%	45.1%
Impairment	(1,098)	-	--%	(934)	(164)	-	--%	469.5%
Operating expenses	**(517,468)**	**(505,587)**	**2.3%**	**(262,217)**	**(255,251)**	**(245,832)**	**6.7%**	**2.7%**

Productivity and efficiency indicators:

Non-accounting financial information

	YTD		Var %	Quarterly			Var %	
Ch$ million	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Branches	231	244	(5.3%)	231	237	244	(5.3%)	(2.5%)
Traditional	127	140	(9.3%)	127	132	140	(9.3%)	(3.8%)
WorkCafé	80	82	(2.4%)	80	80	82	(2.4%)	−%
WorkCafé Expresso	11	7	−%	11	11	7	−%	−%
Business Centers & Payment Centers	10	12	(16.7%)	10	11	12	(16.7%)	(9.1%)
Select	3	3	—%	3	3	3	—%	0.0%
Employees	**8,660**	**8,885**	**(2.5%)**	**8,660**	**8,712**	**8,885**	**(2.5%)**	**(0.6%)**
Efficiency ratio (1)	**35.3%**	**42.1%**	**(680)pb**	**35.6%**	**35.0%**	**37.6%**	**(200)pb**	**60pb**
Volume per branch ($mm) (2)	128,202	286,326	(55.2%)	128,202	303,015	286,326	(55.2%)	(57.7%)
Volume per employee ($mm) (3)	3,420	7,863	(56.5%)	3,420	8,243	7,863	(56.5%)	(58.5%)
Costs / Assets (4)	1.5%	1.4%	**10pb**	1.6%	1.5%	1.4%	20pb	10pb

1. Operating expenses divided by operating income.
2. Loans + deposits divided by branches (points of sale).
3. Loans + deposits divided by employees.
4. Annualized operating expenses / average total assets.

Personnel expenses increased 6.5% in 6M25 compared to the same period in 2024 due to salary adjustments in line with inflation, offset by a 2.5% drop in employee numbers over the same period. Compared to 1Q25, personnel expenses increased 18.8% QoQ and 9.3% compared to 2Q24, primarily due to higher expenses for short-term incentives and benefits in 2Q25.

Administrative expenses increased 11.1% in 6M25 compared to the same period in 2024 due to higher technology and data processing expenses, largely related to the aforementioned Gravity project. In 1Q25, administrative expenses increased 2.1% compared to 2Q24 due to higher IT expenses in the quarter. Compared to 1Q25, administrative expenses decreased 14.4% in the quarter, as expenses related to the Gravity project in the first quarter were not repeated in 2Q25.

Amortization expenses decreased 4.4% in 6M25 compared to the same period in 2024 and decreased 6.6% QoQ and 5.9% compared to 2Q24, primarily due to lower amortization of internally generated software in the quarter. Impairment expenses are also attributed to the impairment of intangible assets, specifically internally generated software. This is due to the ongoing development of the Bank's software, which has led to a further impairment of investments in intangibles made in prior periods.

Other operating expenses decreased 34.0% in 6M25 compared to the same period in 2024, which is partly due to lower fraud-related expenses thanks to the change in the law during 2024, which has helped contain this expense for the Bank, and partly due to restructuring plan expenses that were recognized during 2024, which were not repeated in 2025. Other operating expenses increased 37.6% compared to 2Q24 and 45.1% QoQ, explained by approximately Ch$ 5,000 million of expenses related to the transformation of the branch network and the progress towards digital banking, which implies a movement from operational to administrative functions.

Other operating income, results from investments in companies and taxes:

Accounting Financial Information

Ch$ million	YTD		Var %	Quarterly			Var %	
	Jun-25	Jun-24	Jun-25/ Jun-24	2Q25	1Q25	2Q24	2Q25/ 2Q24	2Q25/ 1Q25
Other operating income	1,275	6,817	(81.3%)	521	754	886	(41.2%)	(30.9%)
Result from investments in companies	4,451	4,210	5.7%	3,238	1,213	2,832	14.3%	166.9%
Results of non-current assets and discontinued operations	(4,729)	(543)	--%	1,053	(5,782)	(573)	--%	(118.2%)
Tax expense	**(102,617)**	**(94,779)**	**8.3%**	**(49,820)**	**(52,797)**	**(59,274)**	**(15.9%)**	**(5.6%)**
Effective rate	**15.5%**	**21.6%**		**15.3%**	**15.8%**	**21.2%**		

Income tax expense in 6M25 totaled $102,617 million, an 8.3% increase compared to the same period in 2024 due to higher pre-tax earnings. For tax purposes, our capital must be adjusted for inflation; therefore, when inflation is high, the effective tax rate tends to be lower. As of June 2025, the effective rate was 15.5%.

Income tax expense decreased 5.6% QoQ in the quarter due to lower pre-tax earnings and interest payments on the AT1 bond in the quarter, which reduced permanent differences.

YTD taxes:

Non-accounting financial information

Ch$ million	Jun-25	Jun-24	Var % Jun-25/ Jun-24
Income before tax	661,171	438,474	50.8%
Price level restatement of capital (1)	(140,655)	(109,910)	28.0%
Other permanent differences, deferred taxes	(140,454)	22,471	(725.0%)
Adjusted income before tax	380,062	351,035	8.3%
Tax rate	27.0%	27.0%	+0bp
Income tax	**(102,617)**	**(94,779)**	**8.3%**
Effective tax rate	**15.5%**	**21.6%**	**+14bp**

1.   For tax purposes, capital is indexed to the CPI inflation rate. The statutory tax is applied to pre-tax earnings after adjustments for the monetary correction of taxable equity. See note 18 of the Consolidated Financial Statements for further details.

Section 5: Guidance

With all of the above, the Bank's expectations for volume, capital, and earnings growth by 2025 are as follows:

Indicator	Expectation	Key factor
Loans	Low-single digit growth	Economic growth and demand
NIM	c. 4%	Under current assumptions of the macro environment for rates and inflation and the asset-liability mix.
Commissions and Financial Transactions	High-single digit growth	Customer growth and product usage. Does not include potential regulatory changes related to interchange fees.
Efficiency	Mid 30%s	Inflation, total employees, exchange rate, productivity, and investment plans.
Cost of credit	c. 1.35%	Subject to the evolution of the cycle and economic recovery.
ROAE	21-23%	Updated based on new rate and inflation scenarios.
CET1	c. 11%	ROE, equity growth and risk-weighted assets, and dividend policy.

We estimate that ROAE levels will remain at these levels, above 20%, depending on our macroeconomic projections and other external factors.

Section 6: Risks

Risk management in 2Q25 has focused on strengthening our risk structure in the face of weak economic activity and the labor market.

Credit risk

Estimate of expected loss:

The provisioning estimate is based on expected loss models, in line with Chapter B1 of the CMF's Compendium of Accounting Standards. The loan portfolio is divided between loans analyzed as a group and loans analyzed individually. Within each group, there are different provisioning models for consumer loans, mortgages, and commercial loans. In simplified terms, provisions for most loans are determined using the following expected loss formula:


PROVISIONS
=
EXPOSURE
x
PROBABILITY OF NON-COMPLIANCE
x
SEVERITY
Value of the loan.
Probability % of debtor falling into non-compliance. This probability is determined depending on what type of client they are and their historical behavior, among other variables.
The percentage of exposure that the bank could lose if the debtor defaults. It is the division between the effective losses incurred, over exposure

Provisions for individual assessments

According to the CMF, the individual assessment of commercial debtors is necessary for companies that, due to their size, complexity or level of exposure, must be analyzed in detail. The analysis of debtors focuses mainly on their credit quality and they are assigned to one of the following portfolio categories: Normal, sub-standard or non-performing portfolio. For this assignment, several risk factors are considered: the industry or economic sector, its activity, the situation of the owners and managers, financial indicators, payment capacity and payment performance. Based on this, the portfolio is classified as:

- Normal portfolio: considers debtors whose payment capacity allows them to meet their obligations and commitments and in which there is no foreseeable alteration in their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.
- Substandard portfolio: includes borrowers with financial difficulties or significant deterioration in their payment capacity and for whom there is reasonable doubt about their future repayment of principal and interest within the contractual terms, showing a limited capacity to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

- Non-compliant Portfolio: Includes borrowers and related loans whose recovery is considered remote, as they have reduced or no ability to repay. This portfolio includes borrowers who have defaulted on their loans or show clear signs that they will default, as well as those who require a forced restructuring of the debt, reducing the overdue obligation or delaying the payment of principal or interest; and any other borrower who is more than 90 days past due on the payment of interest or principal. The classifications assigned to this portfolio are categories from C1 to C6.

As part of the individual assessment of debtors classified as Normal or Substandard, the Bank classifies them into the following categories, assigning them a percentage of probability of default and loss in the event of default (severity), resulting in expected loss percentages.

Type of Portfolio	Debtor Category	Probability of Default (%)	Loss due to Default (%)	Expected Loss
Normal Portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
Substandard Portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

To calculate provisions to cover a debtor classified as in default, an expected loss rate is first determined by calculating the amounts recoverable through collateral and deducting the present value of recoveries obtained through collection services after related expenses. Once the expected loss range is determined, the corresponding provision percentage is applied to the amount of the exposure, which includes loans and contingent loans of the same debtor. The provision rates applied to the calculated exposure are as follows:

Classification	Estimated loss range	Provision
C1	Up to 3%	2%
C2	More than 3% up to 20%	10%
C3	More than 20% up to 30%	25%
C4	More than 30% up to 50%	40%
C5	More than 50% up to 80%	65%
C6	More than 80%	90%

All debtors' credits must remain in impaired portfolio until their payment or performance capacity is normalized, regardless of the sanctioning procedures for each credit, in particular those that comply with the conditions of

Title II of Chapter B-2 of the accounting compendium for banks of the CMF. (Compendio Normas Contables Banco or CNC).

Provisions for group assessments

Group assessments are appropriate to address a large volume of loans that have small individual balances, mainly disbursed to individuals or small businesses. To determine their provisions, group assessments require the grouping of debtors with similar characteristics in terms of debtor type and credit commitments to determine both the group's payment behavior and the recovery of nonperforming loans, using technically sound estimates and prudential criteria. The model used is based on debtor characteristics, payment history, outstanding loans and defaults, among other relevant factors.

The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions for the group's assessment portfolio. It considers commercial loans for debtors that are not assessed individually, mortgages and consumer loans (including installment loans, credit cards and overdrafts). This methodology allows the Bank to independently identify the performance of the portfolio in the year and thus determine the provision required to cover losses that arise within one year from the balance sheet date.

Clients are segmented according to their internal and external characteristics into clusters or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method, which is based on a statistical construction model that, through logistic regression, establishes relationships between variables – such as delinquency, external performance, sociodemographic data, among others – and a response variable that determines the client's risk, in this case a default equal to or greater than 90 days. After this, common profiles are defined and assigned a Probability of Non-Performance (PND) and a recovery rate based on a historical analysis known as Severity (SEV).

Once clients have been profiled and assigned a PND and SEV based on their credit profile, the default exposure is calculated. This estimate includes the client's credit portfolio, including contingent credits, less any amount recoverable through enforceable guarantees (for non-consumer credits).

Notwithstanding the foregoing, in order to establish provisions mortgage, commercial and consumer loans, the Bank must establish minimum provisions in accordance with the standard method established by the FMC for this type of loans. Although this standard model constitutes a minimum prudential baseline, it does not exempt the Bank from its responsibility to have its own internal methodologies for determining sufficient provisions to protect the credit risk of this portfolio.

The impaired portfolio includes all outstanding and contingent loans of borrowers who are more than 90 days past due on any interest or principal. It also includes borrowers who have been granted a loan to refinance a loan that is more than 60 days past due and borrowers who have undergone a forced debt restructuring or partial debt forgiveness.

On April 27, 2022, the latest amendment to the Compendium of Accounting Standards (CNC) for Banks established that, for the formation of the group portfolio, commercial exposures, other than student loans, associated with the same counterparty, should not exceed a threshold of 20,000 UF and 0.2% of the group portfolio.

Loans and accounts receivable from customers As of June 30, 2025 (Ch$ million)	Assets before allowances						Established allowances								
	Normal Portfolio		Substandard Portfolio	Non-compliant portfolio		Total	Normal portfolio		Substandard Portfolio	Non-compliant portfolio		Subtotal	Deductible guarantees FOGAPECovid-19	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,928,588	4,468,145	947,214	606,708	468,093	13,418,748	81,849	61,867	38,406	200,796	163,386	546,304	3,326	549,630	12,869,118
Credits for foreign trade Chilean exports	869,974	9,036	46,700	12,573	2,652	940,935	17,804	250	4,949	5,403	1,329	29,735	-	29,735	911,200
Foreign trade credits for Chilean imports	797,176	60,701	31,836	9,686	3,051	902,450	21,921	1,615	2,705	7,711	1,615	35,567	-	35,567	866,883
Foreign trade credits between third countries	1,113	-	-	-	-	1,113	87	-	-	-	-	87	-	87	1,026
Current account debtors	56,109	31,119	10,747	981	6,921	105,877	1,476	971	1,077	374	3,811	7,709	-	7,709	98,168
Credit card debtors	30,527	107,995	2,229	583	10,606	151,940	853	3,262	290	242	5,942	10,589	-	10,589	141,351
Factoring operations	836,290	27,408	15,756	2,518	3,603	885,575	10,162	492	2,331	708	3,021	16,714	-	16,714	868,861
Commercial financial leasing operations	728,876	149,399	92,706	41,998	11,084	1,024,063	3,820	3,830	1,498	7,699	9,550	26,397	9	26,406	997,657
Student loans	-	25,887	-	-	8,275	34,162	-	579	-	-	1,850	2,429	-	2,429	31,733
Other credits and accounts receivable	5,470	64,537	1,438	1,297	7,759	80,501	58	2,476	143	636	3,115	6,428	-	6,428	74,073
Subtotal	**10,254,123**	**4,944,227**	**1,148,626**	**676,344**	**522,044**	**17,545,364**	**138,030**	**75,342**	**51,399**	**223,569**	**193,619**	**681,959**	**3,335**	**685,294**	**16,860,070**
Mortgage loans															
Loans with letters of credit	-	-	-	-	21	21	-	-	-	-	1	1	-	1	20
Mortgages transferable mutual loans	-	267	-	-	68	335	-	-	-	-	8	8	-	8	327
Loans with mutual funds financed with mortgage bonds	-	78,330	-	-	3,116	81,446	-	129	-	-	260	389	-	389	81,057
Other mortgage loans with mutual funds	-	16,322,314	-	-	1,005,540	17,327,854	-	34,433	-	-	144,379	178,812	-	178,812	17,149,042
Financial leasing operations for mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other credits and accounts receivable	-	68,023	-	-	8,835	76,858	-	217	-	-	1,130	1,347	-	1,347	75,511
Subtotal	**-**	**16,468,934**	**-**	**-**	**1,017,580**	**17,486,514**	**-**	**34,779**	**-**	**-**	**145,778**	**180,557**	**-**	**180,557**	**17,305,957**
Consumer loans															
Consumer loans in installments	-	3,516,406	-	-	259,399	3,775,805	-	160,426	-	-	158,730	319,156	-	319,156	3,456,649
Current account debtors	-	125,844	-	-	7,915	133,759	-	6,967	-	-	4,564	11,531	-	11,531	122,228
Credit card debtors	-	1,950,277	-	-	33,491	1,983,768	-	79,898	-	-	19,847	99,745	-	99,745	1,884,023
Consumer financial leasing operations	-	1,835	-	-	14	1,849	-	49	-	-	5	54	-	54	1,795
Other credits and accounts receivable	-	37	-	-	601	638	-	7	-	-	353	360	-	360	278
Subtotal	**-**	**5,594,399**	**-**	**-**	**301,420**	**5,895,819**	**-**	**247,347**	**-**	**-**	**183,499**	**430,846**	**-**	**430,846**	**5,464,973**
TOTAL	**10,254,123**	**27,007,560**	**1,148,626**	**676,344**	**1,841,044**	**40,927,697**	**138,030**	**357,468**	**51,399**	**223,569**	**522,896**	**1,293,362**	**3,335**	**1,296,697**	**39,631,000**

Credit quality of debtors

After seeing a peak in late payments among commercial portfolio borrowers in the second half of 2024, we are seeing improved trends in our clients' behavior during 2025. It is important to note that lower loan growth means that the improvement in asset quality indicators has been slower to reflect. Therefore, at the end of June 2025, the impairment ratio is 6.8%, slightly better than the 6.9% in March 2025.

Regarding the commercial portfolio, in 2024 certain industries such as real estate and agriculture came under pressure, which led to the impairment ratio falling to 8.7% in March 2025. In recent months, we have implemented several initiatives to improve the quality of this portfolio, including write-offs, and with this, the commercial impaired ratio improved to 8.3% as of June 2025, and the commercial NPL ratio improved from 4.0% in March 2025 to 3.6% as of June 2025.

The mortgage portfolio deteriorated during 2024 due to the drain on household liquidity and the increase in monthly payments in recent years. Therefore, compared to five years ago, in an environment with a weaker labor market, we have seen more delinquencies. Since the second half of 2024, and with more stable financial conditions, clients began to renegotiate, which is reflected in the impairment ratio, which has increased from 4.0% in March 2024 to 5.8% in March 2025, where it remained in June 2025, showing a more stable trend in the quarter. It is important to remember that mortgage loans have property as collateral, and we maintain an LTV of around 60% of the stock.

Total provisioning expenses increased 5.6% QoQ and 11.5% YoY, reflecting the evolution of asset quality. As a result, the non-performing loan coverage ratio, including additional provisions, reached 120.5% in June 2025, and the expected loss ratio (credit risk provisions divided by total loans) increased to 3.2%. The overall downward trend in coverage is due to the increase in non-performing loans in the commercial and mortgage portfolio and also a greater weight of the mortgage portfolio in total loans, which require less coverage due to the associated collateral.

Credit quality of assets

Ch$ million	Jun-25	Mar-25	Jun-24	Var % Jun-25/ Jun-24	Jun-25/ Mar-25
Total loans[1]	40,942,542	41,098,665	40,526,896	1.0%	(0.4%)
Loan loss allowances (LLAs)[2]	(1,481,810)	(1,517,767)	(1,488,453)	(0.4%)	(2.4%)
Non-Performing Loans[3] (NPLs)	1,229,830	1,314,331	1,079,179	14.0%	(6.4%)
Consumer NPLs	129,215	128,890	136,574	(5.4%)	0.3%
Commercial NPLs	629,779	713,854	659,128	(4.5%)	(11.8%)
Mortgage NPLs	470,836	471,587	283,477	66.1%	(0.2%)
Impaired loans[4]	2,789,706	2,852,171	2,523,808	10.5%	(2.2%)
Consumer impaired loans	301,420	303,235	281,134	7.2%	(0.6%)
Commercial impaired loans	1,470,706	1,536,575	1,489,027	(1.2%)	(4.3%)
Mortgage impaired loans	1,017,580	1,012,360	753,647	35.0%	0.5%
Expected loss ratio[5] (LLA / total loans)	3.2%	3.2%	2.9%		
NPL ratio (NPL / total loans)	**3.0%**	**3.2%**	**2.7%**		
Consumer NPL ratio	2.2%	2.2%	2.4%		
Commercial NPL ratio	3.6%	4.0%	3.8%		
Mortgage NPL ratio	2.7%	2.7%	1.6%		
Impaired loan ratio (impaired / total loans)	**6.8%**	**6.9%**	**6.2%**		
Consumer impaired ratio	5.1%	5.2%	4.9%		
Commercial impaired ratio	8.3%	8.7%	8.6%		
Mortgage impaired ratio	5.8%	5.8%	4.3%		
NPL coverage ratio[6]	120.5%	115.5%	137.9%		
Coverage ratio without mortgages[7]	169.2%	156.7%	162.5%		
Consumer coverage ratio[8]	379.9%	381.8%	354.4%		
Commercial coverage ratio[9]	126.0%	116.0%	122.7%		
Mortgage coverage ratio[10]	42.0%	41.8%	69.0%		

1. Includes interbank loans.
2. Adjusted to include additional provisions ($299 billion in 2024, $205 billion in March 2025, and $185 billion in June 2025)
3. Total gross loan amount with at least one installment more than 90 days past due. As of March 2025, the delinquency portfolio information is taken from Note 13 of the financial statements.
4.. Includes: (a) for loans individually assessed for impairment: (i) the amount of all customer loans classified as C1 to C6 and ii) the amount of all customers with at least one loan in arrears (other than a mortgage with less than 90 days past due), regardless of category; and (b) for loans collectively assessed for impairment, the amount of all loans from a customer where the customer is past due on at least one loan or has been renegotiated.
5. LLA / total loans. Measures the percentage of loans for which the bank provisions given its internal model and CMF regulations. Adjusted to include additional provisions ($299 billion in 2024, $205 billion by March 2025, and $185 billion by June 2025).
6. LLAs/NPLs. Adjusted to include additional provisions ($299 billion in 2024 and $205 billion in March 2025 and $185 billion in June 2025).
7. Commercial and consumer NPLs. Adjusted to include additional provisions ($282 billion in 2024, $188 billion in March 2025, and $168 billion in June 2025)
8. Consumer LLA/Consumer NPLs. Adjusted to include the $60 billion additional provisions for the consumer portfolio.
9. Commercial/commercial NPLs. Adjusted to include the additional $128 billion in provisions through March 2025 and $108 billion through June 2025.
10. Mortgage LLA/mortgage NPLs. Adjusted to include additional provisions of $17 billion for the mortgage portfolio.

Distribution by economic sector

By economic sector, the Bank's portfolio is highly diversified, with no significant exposure to any particular industry, increasing the possibility of maintaining a stable portfolio over time.



Market risk

There are four main market risks that can affect the Bank: exchange rate, inflation, interest rate, and liquidity. Their measurement and control are the responsibility of the Market Risk Management Department, which is part of the Risk Division. The limits are approved by the various committees responsible, a responsibility that lies primarily with the Market Committee and the Assets and Liabilities Committee (ALCO). The main market risks are also reviewed by the Comprehensive Risk Committee.

The Financial and Capital Management areas, as part of the Finance Division, have the following functions, which are supervised and controlled by the ALCO and Risk Management:

- Optimizing the cost of liabilities by seeking the most efficient financing strategies, including bond issuance and bank lines.

- Manage regulatory limits on short- and long-term liquidity.

- Inflation risk management and exposure.

- Manage local and foreign currency exchange rate risk.

- Capital adequacy and requirements.

Liquidity risk

The Financial Management area manages liquidity risk using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding, complying with internal regulatory liquidity requirements. The Financial Management Division receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as the breakdown of other projected cash flows arising from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, composed primarily of liquid investments, loans, and advances to other banks, to ensure the Bank has sufficient liquidity. The business units' liquidity needs are covered through short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to address all structural liquidity needs.

The Bank monitors its liquidity position daily, determining future inflows and outflows. Additionally, stress tests are conducted at the end of each month, using a variety of scenarios covering both normal and fluctuating market conditions. The liquidity policy and procedures are subject to review and approval by the Bank's Board of Directors. Periodic reports are generated by the Market Risk Department, which detail the liquidity position of the Bank and its subsidiaries, including exceptions and corrective measures adopted. These reports are periodically submitted to the ALCO for review.

The Bank obtains demand and fixed-term deposits from retail, Middle-Market, and CIB. The Financial Management Department obtains financing from correspondent banks, debt instruments, commercial paper, and wholesale term deposits. Although most obligations with banks and debt instruments mature in more than one year, customer and wholesale deposits tend to have shorter maturities, and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank's liquidity risk; therefore, the Bank actively manages this risk through continuous monitoring of market trends and price management.

High-quality liquid assets

High-quality liquid assets (HQLAs) are an essential component of liquidity risk management. They consist of balance sheet assets, primarily composed of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. Under Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid.

As of June 30, 2025, the Bank's HQLA amounted to $7,579,112 million and corresponded mainly to Level 1 liquid assets, composed primarily of bonds of the Republic of Chile, the Central Bank of Chile, and the United States Treasury.

Liquid Assets (Consolidated Ch$ million)



Tier 2: Fixed income, 3,820
Tier 1: Available, 1,419,049
Tier 1: Fixed income, 6,156,243

In terms of liquidity, the main metrics managed by the Bank's Finance Division are the following:

1. Liquidity Coverage Ratio (LCR).

2. Net stable financing ratio (NSFR).

LCR

Liquidity Coverage Ratio (LCR) measures the percentage of liquid assets relative to net cash outflows. This indicator is required by Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile relative to their activities.

As of June 30, 2025, this ratio for Banco Santander Chile was 177.7% above the minimum (100%). This reflects the conservative liquidity requirements established by the Board of Directors through the ALCO Committee.

Evolution of LCR



Jun-24	Sep-24	Dec-24	Mar-25	Jun-25
187.1%	179.6%	190.8%	192.9%	177.7%

NSFR

This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities so that banks maintain a stable funding profile relative to their activities. As of June 30, 2025, the NSFR was 106.6%.

Evolution of NSFR



Interest rate risk: banking book

For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short-term rates, and this leads to mismatches when rates are adjusted. To manage this risk, Banco Santander Chile performs a sensitivity analysis for local and foreign currencies. Through simulations, limits are set on the maximum loss that rate movements can have on the capital and net financial income budgeted for the year.

	As of June 30, 2025	
	Effect on financial income	Effect on capital
Financial management portfolio – local currency (in $MM)		
Stop loss	175,196	370,271
High	18,156	186,784
Low	(1,723)	122,328
Average	6,651	154,329
Financial management portfolio – foreign currency (in millions of US dollars)		
Stop loss	41,917	186,300
High	9,586	68,145
Low	—	—
Average	2,847	49,194
Financial management portfolio – consolidated (in $MM)		
Stop loss	175,196	370,271
High	27,182	357,867
Low	—	261,097
Average	13,586	313,782

VaR trading portfolio

In the case of the trading portfolio, risk is estimated and managed using Value at Risk (VaR) limits, remaining within established risk limits. Due to the rules established by the Asset and Liability Committee (ALCO), the Bank must not have significant exposure to foreign currencies; therefore, all foreign exchange risk is included in the trading portfolio and is measured and controlled using Value at Risk (VaR) limits.

The table below shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio.

VAR	June 30, 2025 US$ million
Consolidated:	
High	3.31
Low	1.35
Average	2.03
Fixed income investments:	
High	1.51
Low	0.92
Average	1.21
Foreign currency investments	
High	2.75
Low	0.75
Average	1.53

Inflation risk

The Bank has assets and liabilities that are indexed based on the variation in the Unidad de Fomento (UF). In general, the Bank has more assets than liabilities in UF, and therefore, moderate increases in inflation have a positive effect on indexation revenues, while a decrease in the value of the UF negatively affects the Bank's margin. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF as a percentage of interest-earning assets.



Operational risk

Overall, operational risk indicators for operating results have remained stable and below the system average. As of June 30, 2025, operating loss increased by 22.4% compared to the same period last year, largely due to higher fraud losses.

Operating losses:

	Jun-25	Jun-24	Jun-25/ Jun-24
Fraud	12,587	5,670	122.0%
Labor	1,331	3,664	(63.7%)
Customers and products	123	486	(74.7%)
Fixed assets	66	104	(36.5%)
Business continuity/systems	36	283	(87.3%)
Prosecution	1,032	2,195	(53.0%)
Total	**15,175**	**12,402**	**22.4%**

Section 7: Credit risk ratings

The Bank has the following credit ratings:

International rankings

Moody's	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	TO-
Long-term Local Issuer Credit	TO-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	TO
Outlook	Stable

Local classifications

Local ratings	Feller Rate	ICR
Shares	Level 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 8: Stock performance

As of June 30, 2025

Shareholder composition



Free float
33%

Santander Group
67%

Volume traded (average)

US$ million, Last twelve months to June 30, 2025



9.4

5.4

4.0

Jun-25

◼ Santiago Stock Exchange   ◼ NYSE

Total Return

Santander ADR vs. MSCI EM (Base 100 = 12/31/2024)



— BSAC   — MSCI EM

41.2

15.5

Dec-24   Mar-25   Jun-25

Total Return

Santander vs IPSA (base 100= 12/31/2024)



— BSAN   — IPSA

32.1

23.4

Dec-24   Mar-25   Jun-25

Share price

ADR Price (US$) 6M25	
30/06/2025:	24.57
Maximum:	25.53
Minimum:	18.41

Local share price ($) 6M25	
30/06/2025:	58.15
Maximum:	59.91
Minimum:	44.15

Share information

Market capitalization: US$ million	11,773
P/E 12 last 12 months*:	10.80
P/BV (06/30/2025)**:	2.35
Dividend yield***:	5.4%

*   Price as of June 30, 2025 / earnings over the last 12 months

**   Book price/value as of June 30, 2025

***Based on closing price of the record date of the last dividend paid

Dividends

Year paid	$/acción	% of profit from previous year
2022	2.47	60%
2023	2.57	60%
2024	1.84	70%
2025	3.19	70%

Annex 1: Strategy

Our strategy

Our success is based on a clear purpose, mission, and way of doing things.

In its more than four decades in Chile, Banco Santander Chile has achieved leadership in market share, asset strength, and profitability.

Our purpose	***Our mission***	***Our style***
Helping people and businesses thrive	To be the best financial services company, acting responsibly and earning the loyalty of our employees, customers, shareholders, and communities.	Simple, Personal and Fair

Our behaviors











Think customer
T
Pienso en el cliente
Embrace change
E
Impulso el cambio
Act now
A
Actúo con rapidez
Move together
M
Trabajo en equipo
Speak up
S
Hablo abiertamente

Our strategy is based on four pillars:

Digital Bank with Work/Café...	...for more than 5 million customers and 450,000 SMEs by 2026, based on cutting-edge technology and customer-centric processes and people.
Specialization and added value in companies...	...with a unique value-added offering and service in transactional products, FX, and consulting.
Sustained generation of new business opportunities...	...fostering competition, pursuing growth, and leading the sustainable finance market.
Agile, collaborative, and high-performance organization...	...the best place to work in Chile, attracting, developing, and retaining exceptional people based on merit.

Furthermore, the strategy is framed within the Group's global principles, where all operations must aim for cross-cutting objectives:

Value Creation "Think Value"	**Products and services "Think Customer"**	**Global and market scale "Think Global"**
Generate double-digit value creation, on average, throughout the cycle.	Build a digital bank with branches that offer well-targeted products and services to grow the customer base.	Lead the customer experience by leveraging global and market scale, network capabilities, and technology to accelerate profitable growth.

Main advances of our strategy

Digital Bank with Work/Cafés

Our first strategic pillar is based on cutting-edge technology and customer-focused processes and products. We are building a bank with strengths in digital channels that enable secure, fast, and easy-to-use digital onboarding, offering our digital accounts for the mass segment and our SME account, as well as payment services through Getnet for entrepreneurs and small and medium-sized businesses. These initiatives not only encourage our customers to become increasingly digital, but are also increasing financial inclusion in these segments through an initial approach through transactional services, with the potential to expand the offering of other products and financing options, such as credit cards and loans.

The other part of the first pillar is the transformation of our branches to Work/Café, assessing the needs of our customers in different areas and providing branches that not only meet their financial needs but also provide a pleasant environment for them to come to us.

Customers:

Customers:	2022	2023	2024	June 2025
Total customers	3,910,094	4,052,314	4,311,488	4,514,552
Loyal customers	855,156	850,905	1,305,953	1,350,317
Digital clients	1,981,540	2,113,128	2,238,774	2,299,287

Total customers increased by 11.5% YoY, despite the Bank's ongoing closure of unused accounts to protect them from fraud and cyberattacks. Similarly, digital customers grew by 7.9% YoY, due to the success of its digital initiatives.

Digital clients:

As a result of these efforts, the Bank's market share in checking accounts remains strong. According to the latest publicly available information, which is as of April 2025, our market share in checking accounts stands at 22.4%. These figures do not include our simple sight accounts.

On the other hand, demand for dollar checking accounts continues to grow. As of April 2025, we have a 39.7% market share and have opened 101,000 dollar checking accounts in the last twelve months, thanks to the ease of opening these accounts online and continued customer demand for these types of accounts. Furthermore, digital customers continue to grow, reaching more than 2.3 million digital customers, representing 87% of our active customers. The majority are current account holders. The most popular products are deposits, credit cards, mutual funds, and general insurance.



DIGITAL CUSTOMERS

1,076,937

2,299,287



* Digital customers are those who access their account online or through the App at least once a month.

As for our SMEs, we maintain strong account growth thanks to initiatives such as Getnet (our acquirer) and SME checking accounts, which are 100% digital, providing access to a checking account, debit card, and Office Banking, our business transaction platform. With these initiatives, we offer a wide range of products, meeting their transactional needs and supporting them in the growth of their business.



SME CLIENTS: TOTAL AND ACTIVE (Thousands)

Total customers
Active clients
339,259
462,723
192,145
261,550
Mar-23
June 25

NUMBER OF COMPANY ACCOUNTS in CLP and MX (Thousands)

504,487
300,748
Mar-23
Apr-25

+ 13% YoY SME clients

+ 12% YoY active SME clients

+ 25% YoY Company Current Accounts

With these initiatives, including Getnet, we continue to see significant growth in SME and corporate checking accounts, which increased by 25% YoY by April 2025, reaching a 40% market share according to data published by the CMF. By building relationships with these SMEs and thanks to the convenience of our digital channels, we are also seeing a 13% YoY increase in SME customer growth. Additionally, for qualifying customers, we offer credit cards and other financing options.

Expansion of payment services



Getnet
By Santander

Getnet's entry into the Chilean acquiring market continues to show positive results. Customer uptake has been strong, with nearly 212 thousand participating merchants and more than 298 thousand POS terminals operational. Demand is strong among SME customers and expansion into larger clients requiring a Host-to-Host solution, offering an integrated payment system for more sophisticated customers.

More recently, Santander's POS has become a financial service point, allowing users to make everything from utility bill payments to deposits and international transfers at thousands of local businesses. It's even possible to

open checking accounts at some retailers in just three minutes, paperless. This helps us help our SME customers offer more services in their stores, while increasing our presence at more efficient locations.



NUMBER OF GETNET SME CLIENTS
(Thousands)

21   79   117   145   166

Mar-21   jun-25

18%
YoY SME clients GetNet

On the other hand, e-commerce also attracts retailers. To date, more than 8,100 businesses use Getnet for their online sales, reaching $786 billion in sales in the last 12 months. A key feature that has contributed to Getnet's success is the ability to deposit sales into customers' checking accounts up to five times a day, including weekends.



We continue to grow in Work/Café branches

By June 2025, we have a total of 91 Work/Café stores, including various types of stores, including Work/Café Investments, Start-Ups, Expresso stores, and regular stores. We have closed nine branches in the last 13 months. In total, we have 231 branches, a 5.3% decrease compared to last year.

In 4Q22, we launched Work/Café StartUp, an initiative that aims to offer a comprehensive solution to all the needs of entrepreneurs, specifically increasing banking access, conducting pilot programs with the Bank, and even offering financing. It's aimed at companies with three main characteristics: first, they are just starting out and experiencing accelerated growth; second, they must include technology as part of the value proposition; and third, they must be scalable to address a real problem.

Then, in 1Q23, we launched Work/Café Expresso, our new transaction centers with cashier or self-service services, a service desk, card printing machines, and lockers for product delivery, all in a Work/Café format, where our customers can conduct their transactions in an efficient and secure environment, providing a better customer experience. These high-tech branches provide greater efficiencies in our cash management, allowing us to continue consolidating our branch network.

And finally, in 4Q23, we launched Work/Café Inversiones, a new community space designed to help people improve their financial well-being. Clients and potential clients will be able to access specialized advice, talks, and workshops on various topics that will help them learn and understand more about investment instruments, the impact of market movements, and how to prepare for their various personal projects. Through concrete initiatives such as the opening of this new space, the Bank continues to clearly advance its mission to help people thrive.

With all of the above, we continue to find efficiencies in our branch network, with more than 34% of our branches now cashless.

Leading among our Chilean competitors in NPS

As a result of all our efforts, our customers are the most satisfied with us. As of June 2025, our NPS reached 58, and our contact center reached 69. Our digital channels also continue to be our strength, with our app standing out with an NPS of 73 and our website with 71.



#1 69 points
Contact Center

73 points
Application (App)

71 Points
Website

1. Source: Activa study for Santander with a reach of 50,000 surveys from our clients and more than 1,200 surveys from each competitor over a six-month period. Measures Overall Net Satisfaction and Net Recommendation across three main attributes: service quality, product quality, and brand image. Percentage of clients who give a rating of 9 and 10, compared with those who give a rating of 1-6. Audited by an external provider.
* Competitors: BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank

Corporate governance

For more information about our corporate governance, Board of Directors, and organizational structure, please see the Corporate Governance section of our [website](#).

Latest events

Shareholders' Meeting

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 22, 2025, together with the approval of the 2024 Consolidated Financial Statements, shareholders agreed to distribute 70% of the net profit for the year ("Profit attributable to the Bank's shareholders"), which amounted to $857,623 million. These profits represent a dividend of $3.18571574 Chilean pesos per share, for a total of $600,336 million.

Likewise, it was approved that the remaining 30% be partially allocated to increasing the Accumulated Earnings from previous years by the amount necessary to cover the payment of the next three interest coupons on the fixed-term bonds for $29,993 million and to increase the Bank's Reserves and Other Retained Earnings by $227,294 million.

On April 29, 2025, the Bank proceeded to pay dividends to shareholders.

At the aforementioned Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as the external auditors for the 2025 fiscal year.

Board of Directors

On March 25, 2025, at an ordinary meeting of the Board of Directors, it was agreed to call an Ordinary Shareholders' Meeting for April 22, 2025, in order to propose a distribution of profits and payment of dividends of 70% of the accumulated profits as of December 31, 2024, equivalent to $3.18571574 per share, and to propose the remaining 30% of the profits be used to increase the Bank's reserves and/or accumulated profits.

Societies

PagoNxt Payments Chile SpA has signed an agreement with related company Santander Global Technology and Operations Chile Limitada to transfer its assets, contracts, and employees to the company starting in January 2025. As a result, PagoNxt Payments Chile SpA will no longer be part of the consolidation scope as of that date.

On February 6, 2025, the Financial Market Commission approved the request for authorization to increase the capital of the subsidiary Santander S.A. Sociedad Securitizadora. At the end of March 2025, the Company completed the capital increase of $774 million.

On April 15, 2025, at the Ordinary Shareholders' Meeting of the Payment Card Operator company Santander Getnet Chile S.A., the distribution of dividends for 40% of the net profits for the 2024 fiscal year was approved. These earnings represent a dividend of $0.58653032 Chilean pesos per share for a total of $11.73 billion, which was paid on April 22, 2025. The remaining 60% was used to increase retained earnings.

Bond issuance

During 2025, the Bank registered current bonds with the CMF for UF 11,800,000, CLP 286,050,000,000, CHF 140,000,000, JPY 4,000,000,000, and USD 10,000,000. Details of the placements made during the current year are included in Note 22 to the financial statements.

Additional provisions

At the Bank's Board meeting held on January 28, 2025, the release of additional consumer provisions in the amount necessary to cover the implementation of the standard credit risk model was agreed upon. The Board unanimously approved the request. Additionally, in January 2025, the Management of Santander Consumer Finance approved the release of additional provisions in the amount necessary to cover the implementation of the standard consumer credit risk model.

At the end of January 2025, the application of the new standard consumer credit risk model generated higher provisions of $93,902 million in the consolidated financial statements, which include $16,057 million for the effect on Santander Consumer Finance Limited.

At a meeting of the Bank's Board of Directors held in June 2025, the release of additional provisions from the commercial loan portfolio in the amount of $20 billion was approved.

Basel III

On April 1, 2025, the CMF reported on its annual rating of systemically important banks. This release reported that the CMF Board approved Resolution No. 3,143 on this rating, thus maintaining the Bank's requirement for an additional 1.5% core capital charge for one more year.

On April 11, 2025, the CMF issued Exempt Resolution No. 3612 with the application of additional capital requirements according to Pillar II, in which the CMF Council resolved to apply additional capital requirements of 0.25%, which the Bank applied at 50% in June 2025.

Others

On January 10, 2025, the Bank made payment for the maturity of a 144a bond corresponding to USD 704,132,000.

At the Bank's Board of Directors meeting held on January 28, 2025, it was decided that Román Blanco Reinosa, General Manager and Country Head, will leave his duties effective July 1, 2025, when Andrés Trautmann Buc will take over as General Manager and Country Head.

The International Finance Corporation (IFC), a member of the World Bank Group (WBG), has committed a US$100 million loan to Santander Chile to finance green building projects. This is IFC's first green loan in Chile dedicated exclusively to green buildings and also the first such loan to the Santander Group worldwide.

On April 23, 2025, the Shareholders' Meeting of Centro de Compensación Automatizado S.A. was held, in which the distribution of dividends totaling $7.5 billion was authorized. Given Banco Santander Chile's stake in this company, it is entitled to receive dividends of $2.5 billion, which were paid in the first days of May 2025.

On July 17, 2025, Director Rodrigo Echenique Gordillo submitted his resignation from the Bank's Board of Directors.

Recognitions

- Top Employer Certification January 2025 (seventh consecutive year)

- Euromoney: Best Bank in Chile, Best Private Bank in Chile for the Ultra High Net Worth Segment.

- U.S. Green Building Council: Green Building Leadership Award for its commitment to sustainable infrastructure development, highlighting its strategic vision for sustainability and efficient space design.

Annex 2: Responsible banking

Santander Chile has placed sustainability at the heart of value creation for its various stakeholders. The corporate purpose of helping people and businesses prosper requires a long-term vision, seeking to adapt to new environmental demands with creativity and innovation and managing current and future social and environmental risks. This approach is embedded in the UNEP-FI framework of responsible banking, to whose principles the bank has adhered since 2019.

Principles of Responsible Banking



Alignment
Alignment of commercial strategy with the needs of society.



Impact
Positive impact and reduction of negative impact.



Customers
Prosperity shared with customers.



Stakeholders
Participation of interest groups.



Corporate Governance and Culture
Corporate Governance and Goal Setting



Transparency and accountability

Transparency and responsibility.

Sustainability-related objectives

Since 2019, Santander Chile has guided its sustainability management with public goals for 2025. This commitment to responsible banking has been achieved gradually and progressively, including an increase in the number of goals, along with early achievement of some of them. These are:

Goals	2023	2024	June 2025	Goal
Sustainable financing for clients (USD million accumulated since 2021)1	850	1,234	1,530	1,500 to 2025
Elimination of gender pay gaps (%)	1.5	1.2[2]	1.2[2]	0 to 2025
Women in senior management positions (%)	34	39	40.5	39.2 to 2025
Financially empowered people (Cumulative number since 2019)3	2,955,591	3,581,997	3,788,547	4,000,000 by 2025
People benefiting from community investment programs (Cumulative number since 2019)	480,822	542.131[4]	565.539[4]	500,000 by 2024
Women on the Board of Directors (%)	44	44	44	Maintain 40-60

1.   Corresponds to Green + SLL

2.   By incorporating bank-provided benefits, the pay gap tends to zero. Data as of October 2024.

3.   It brings together people included in the financial system and people who have received financial education content.

4.   After meeting the proposed overall goal for community support initiatives in 2024, Banco Santander Chile will continue to implement and report on these initiatives. No new goals related to this area are planned for the short term.

ESG indicators

As a result of Santander's firm commitment to people development, respect for the environment, and good corporate governance, which is further demonstrated by its adherence to key sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators:



Dow Jones Sustainability Indexes

Included in Chile, MILA and Emerging Markets
An international benchmark index that assesses the sustainable performance of companies in the economic, social, and environmental spheres. We currently have a score of 78 points, ranking in the 96th percentile of companies participating in this index.











MSCI

MSCI
ESG RATINGS
A
CCC
B
BB
BBB
A
AA
AAA
LAST UPDATE: April 09, 2021

SUSTAINALYTICS

19.2
Low Risk

FTSE4Good

Included in Latam Emerging and Global Emerging
Positive evaluations in the environmental and social dimensions, compared to other banks in the index.





S&P IPSA ESG
SAM
Now a Part of S&P Global

At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that comprise the IPSA, 29 are included in this index, with Santander having the fifth largest weight.

Annex 3: Balance sheet

ASSETS	Jun-25	Dec-24	Jun-25/ Dec-24
	Ch$ million		% Var.
Cash and deposits in banks	**1,802,029**	**2,695,560**	**(33.1%)**
Cash items in process of collection	**667,094**	**572,552**	**16.5%**
Financial assets for trading at fair value through earnings	**10,688,724**	**12,639,097**	**(15.4%)**
Financial derivative contracts	*10,382,933*	*12,309,770*	*(15.7%)*
Debt financial instruments	*305,791*	*329,327*	*(7.1%)*
Financial assets at fair value with changes in other comprehensive income	**3,389,513**	**2,762,388**	**22.7%**
Debt financial instruments	*3,210,523*	*2,687,485*	*19.5%*
Other financial instruments	*178,990*	*74,903*	*139.0%*
Financial derivative contracts for hedge accounting	**332,869**	**843,628**	**(60.5%)**
Financial assets at amortized cost	**45,899,809**	**45,438,590**	**1.0%**
Investments under resale agreements	*-*	*-*	*–%*
Debt financial instruments	*5,426,720*	*5,176,005*	*4.8%*
Interbank loans, net	*14,833*	*31,258*	*(52.5%)*
Credits and accounts receivable from clients - Commercial	*16,860,070*	*17,115,723*	*(1.5%)*
Credits and accounts receivable from clients - Mortgage	*17,305,957*	*17,398,598*	*(0.5%)*
Credits and accounts receivable from customers - Consumer	*5,464,973*	*5,563,919*	*(1.8%)*
Investments in companies	**62,291**	**59,785**	**4.2%**
Intangible assets	**78,763**	**88,669**	**(11.2%)**
Property, plant and equipment	**205,837**	**198,092**	**3.9%**
Assets with leasing rights	**92,552**	**114,546**	**(19.2%)**
Current taxes	**2,095**	**60**	**(53.6%)**
Deferred taxes	**435,994**	**459,977**	**(5.2%)**
Other assets	**2,477,481**	**2,535,775**	**(2.3%)**
Non-current assets and disposal groups for sale	*53,391*	*50,214*	*6.3%*
TOTAL ASSETS	**66,188,442**	**68,458,933**	**(3.3%)**

LIABILITIES	Ch$ Million		% Var.
Cash items in process of being cleared	**604,705**	**497,110**	**21.6%**
Financial liabilities to be traded at fair value through profit or loss	**9,915,059**	**12,155,024**	**(18.4%)**
Financial derivative contracts	*9,915,059*	*12,155,024*	*(18.4%)*
Financial derivative contracts for hedge accounting	991,477	898,394	10.4%
Financial liabilities at amortized cost	**44,281,150**	**44,307,585**	**(0.1%)**
Deposits and other demand obligations	*13,120,949*	*14,260,609*	*(8.0%)*
Deposits and other term deposits	*16,493,664*	*17,098,625*	*(3.5%)*
Obligations for repurchase agreements and securities loans	2,536,070	276,588	816.9%
Obligations with banks	*3,832,378*	*4,337,947*	*(11.7%)*
Debt financial instruments issued	*8,092,922*	*8,133,275*	*(0.5%)*
Other financial obligations	*205,167*	*200,541*	*2.3%*
Lease contract obligations	**52,186**	**66,882**	**(22.0%)**
Regulatory capital financial instruments issued	**2,584,315**	**2,604,079**	**(0.8%)**
Provisions for contingencies	**100,673**	**121,638**	**(17.2%)**
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	**335,574**	**606,141**	**(44.6%)**
Special provisions for credit risk	**244,861**	**343,788**	**(28.8%)**
Current taxes	**7,922**	**48,548**	**(83.7%)**
Deferred taxes	**3,761**	**—**	**–%**
Other liabilities	**2,440,733**	**2,412,910**	**1.2%**
TOTAL LIABILITIES	**61,562,416**	**64,062,099**	**(3.9%)**
EQUITY			
Capital	**891,303**	**891,303**	**0.0%**
Reserves	**3,459,800**	**3,232,505**	**7.0%**
Other accumulated comprehensive income	**(90,584)**	**(107,174)**	**(15.5%)**
Items that will not be reclassified in results	*1,708*	*1,393*	*129.4%*
Elements that can be reclassified in results	*(92,292)*	*(108,567)*	*(15.0%)*
Accumulated profits (losses) from previous years	**39,022**	**24,324**	**60.4%**
Net income (loss) for the year	**550,355**	**857,623**	**(35.8%)**
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	*(335,574)*	*(606,141)*	*(44.6%)*
Total Shareholders' Equity	**4,514,322**	**4,292,440**	**5.2%**
Non-controlling interest	111,704	104,394	7.0%
TOTAL EQUITY	**4,626,026**	**4,396,834**	**5.2%**
TOTAL LIABILITIES AND EQUITY	**66,188,442**	**68,458,933**	**(3.3%)**

Annex 4: Income statement YTD

	Jun-25	Jun-24	Jun-25/ Jun-24
	Ch$ million		% Var.
Interest income	1,691,718	1,863,672	(9.2%)
Interest Expenses	(832,574)	(1,188,946)	(30.0%)
Net interest income	**859,144**	**674,726**	**27.3%**
Readjustment income	259,697	210,807	23.2%
Readjustment expenses	(85,294)	(65,084)	31.1%
Net income from readjustments	**174,403**	**145,723**	**19.7%**
Net interest income and readjustments	**1,033,547**	**820,449**	**26.0%**
Fee and commission income	522,975	464,122	12.7%
Fee and commission expenses	(226,282)	(202,099)	12.0%
Net fee and commission income	**296,693**	**262,023**	**13.2%**
Financial assets for trading at fair value through earnings	(18,527)	(10,006)	85.2%
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(3,046)	(45,320)	--%
Changes, readjustments and hedge accounting in foreign currency	155,739	163,707	(4.9%)
Net financial result	**134,166**	**108,381**	**23.8%**
Result from investments in companies	4,451	4,210	5.7%
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	(4,729)	(543)	770.9%
Other operating income	1,275	6,817	(81.3%)
Total operating income	**1,465,403**	**1,201,337**	**22.0%**
Expenses for employee benefit obligations	(205,806)	(193,240)	6.5%
Administration expenses	(205,463)	(185,013)	11.1%
Depreciation and amortization	(68,026)	(71,183)	(4.4%)
Impairment of non-financial assets	(1,098)	-	--%
Other operating expenses	(37,075)	(56,151)	(34.0%)
Total operating expenses	**(517,468)**	**(505,587)**	**2.3%**
Operating income before credit losses	**947,935**	**695,750**	**36.2%**
Expense for provisions established for credit risk of loans at amortized cost	(476,891)	(327,615)	45.6%
Expense for special provisions for credit risk	97,688	(332)	--%
Recovery of written-off loans	93,275	70,906	31.5%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(836)	(235)	45.8%
Credit loss expense	**(286,764)**	**(257,276)**	**11.5%**
Net income from ordinary activities before tax	**661,171**	**438,474**	**50.8%**
Income tax	(102,617)	(94,779)	8.3%
Net income from ordinary activities	**558,554**	**343,695**	**62.5%**
Income attributable to shareholders	**550,355**	**337,976**	**62.8%**
Income for non-controlling interest	**8,199**	**5,719**	**43.4%**

Annex 5: Quarterly income statement

	2Q25	1Q25	2Q24	2Q25/2Q24	2Q25/1Q25
	Ch$ million			% Var.	
Interest income	853,701	838,017	882,798	(3.3%)	1.9%
Interest Expenses	(418,397)	(414,177)	(518,798)	(19.4%)	1.0%
Net interest income	**435,304**	**423,840**	**364,000**	**19.6%**	**2.7%**
Readjustment income	127,814	131,883	147,766	(13.5%)	(3.1%)
Readjustment expenses	(43,205)	(42,089)	(53,754)	(19.6%)	991.5%
Net income from readjustments	**84,609**	**89,794**	**94,012**	**(10.0%)**	**(5.8%)**
Net interest income and readjustments	**519,913**	**513,634**	**458,011**	**13.5%**	**1.2%**
Fee and commission income	258,905	264,070	234,375	10.5%	(2.0%)
Fee and commission expenses	(110,463)	(115,819)	(99,266)	11.3%	(4.6%)
Net fee and commission income	**148,442**	**148,251**	**135,109**	**9.9%**	**0.1%**
Financial assets for trading at fair value through earnings	11,298	(29,825)	(8,322)	(108.9%)	(66.1%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	997	(4,043)	316	215.5%	--%
Changes, readjustments and hedge accounting in foreign currency	50,655	105,084	65,520	(22.7%)	(51.8%)
Net financial result	**62,950**	**71,216**	**57,514**	**9.5%**	**(11.6%)**
Result from investments in companies	3,238	1,213	2,832	14.3%	166.9%
Result of non-current assets and disposal groups not eligible for sale as discontinued operations	1,053	(5,782)	(573)	14.7%	(118.2%)
Other operating income	521	754	886	(41.2%)	(21.3%)
Total operating income	**736,117**	**729,286**	**653,780**	**12.6%**	**0.9%**
Expenses for employee benefit obligations	(111,743)	(94,063)	(102,220)	9.3%	18.8%
Administration expenses	(94,741)	(110,722)	(92,751)	2.1%	(14.4%)
Depreciation and amortization	(32,850)	(35,176)	(34,909)	(5.9%)	(6.6%)
Impairment of non-financial assets	(934)	(164)	-	—%	—%
Other operating expenses	(21,949)	(15,126)	(15,952)	37.6%	45.1%
Total operating expenses	**(262,217)**	**(255,251)**	**(245,830)**	**6.7%**	**2.7%**
Operating income before credit losses	**473,900**	**474,035**	**407,950**	**16.2%**	**—%**
Expense for provisions established for credit risk of loans at amortized cost	(213,764)	(263,127)	(165,958)	28.8%	(18.8%)
Expense for special provisions for credit risk	20,646	77,042	(1,657)	--%	(73.2%)
Recovery of written-off loans	46,417	46,858	39,923	16.3%	(0.9%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(562)	(274)	(331)	7.1%	105.1%
Credit loss expense	**(147,263)**	**(139,501)**	**(128,023)**	**15.0%**	**5.6%**
Net income from ordinary activities before tax	**326,637**	**334,534**	**279,927**	**16.7%**	**(2.4%)**
Income tax	(49,820)	(52,797)	(59,274)	(355.7%)	(5.6%)
Net income from ordinary activities	**276,817**	**281,737**	**220,653**	**25.5%**	**(1.7%)**
Income attributable to shareholders	**272,558**	**277,797**	**217,724**	**25.2%**	**(1.9%)**
Income for non-controlling interest	**4,259**	**3,940**	**2,928**	**45.5%**	**8.1%**

Annex 6: Quarterly evolution of key ratios and other information

(Ch$ million)	2Q24	3Q24	4Q24	1Q25	2Q25
Loans					
Consumer	5,702,218	5,736,486	5,911,637	5,861,160	5,895,818
Mortgage	17,495,395	17,576,584	17,559,769	17,546,297	17,486,514
Commercial	17,327,326	17,009,400	17,821,154	17,653,199	17,545,365
Interbank	1,957	2,129	31,283	38,010	14,845
Total loans (including interbank)	**40,526,896**	**40,324,599**	**41,323,843**	**41,098,666**	**40,942,542**
Provisions	(1,189,453)	(1,199,372)	(1,214,346)	(1,312,668)	(1,296,712)
Loans net of provisions	**39,337,443**	**39,125,227**	**40,109,497**	**39,785,998**	**39,645,830**
Deposits					
Demand deposits	13,230,749	13,122,844	14,260,609	13,301,733	13,120,949
Term deposits	16,067,191	16,494,241	17,098,625	17,305,983	16,493,664
Total deposits	**29,297,940**	**29,617,085**	**31,359,234**	**30,607,716**	**29,614,613**
Mutual funds (off-balance sheet)	12,462,877	13,295,060	13,587,869	13,870,194	14,799,104
Total Client Funds	**41,760,817**	**42,912,145**	**44,947,103**	**44,477,910**	**44,413,717**
Loans / Deposits [1]	**96.8%**	**96.4%**	**93.9%**	**96.9%**	**98.4%**
Average balances					
Average interest earning assets	51,441,551	49,129,997	49,114,919	49,532,730	50,519,020
Average loans	40,989,844	40,445,853	40,811,044	41,032,860	41,006,752
Average assets	70,407,924	66,489,228	67,468,705	67,388,896	67,259,749
Average demand deposits	13,478,958	13,053,755	13,336,196	13,621,947	13,645,304
Average equity	4,208,148	4,202,005	4,252,331	4,319,150	4,455,015
Average available funds (demand + equity)	17,687,106	17,255,760	17,588,527	17,941,097	18,100,319
Capitalization					
Risk-weighted assets (RWA)	39,756,279	39,881,152	40,812,824	41,003,124	41,490,076
Capital (CET1)	4,226,325	4,267,142	4,268,408	4,387,824	4,512,040
AT1	656,696	625,658	693,382	665,820	650,354
Tier I	4,883,021	4,892,800	4,961,790	5,053,644	5,162,395
Tier II	2,017,378	1,955,774	1,999,526	1,873,248	1,868,319
Regulatory equity	6,900,399	6,848,574	6,961,316	6,926,892	7,030,714
Core Capital ratio	**10.6%**	**10.7%**	**10.5%**	**10.7%**	**10.9%**
Tier I ratio	**12.3%**	**12.3%**	**12.2%**	**12.3%**	**12.4%**
Tier II ratio	**5.1%**	**4.9%**	**4.9%**	**4.6%**	**4.5%**
BIS ratio	**17.4%**	**17.2%**	**17.1%**	**16.9%**	**16.9%**
Profitability and efficiency					
Net Interest Margin (NIM) [2]	3.6%	3.9%	4.2%	4.1%	4.1%
Efficiency ratio [3]	37.6%	36.3%	36.5%	35.0%	35.6%
Costs / assets [4]	1.4%	1.5%	1.6%	1.5%	1.6%
Average demand deposits / generating assets	26.2%	26.6%	27.2%	27.5%	27.0%
Return on average equity	**20.7%**	**23.1%**	**26.0%**	**25.7%**	**24.5%**
Return on average assets	1.2%	1.5%	1.6%	1.6%	1.6%
Return on RWA	1.9%	2.4%	2.7%	2.7%	2.6%

(Ch$ million)	2Q24	3Q24	4Q24	1Q25	2Q25
Asset quality					
Impaired portfolio [5]	**2,523,808**	**2,694,292**	**2,782,562**	**2,852,171**	**2,789,706**
Non-Performing Loans (NPLs) [6]	**1,079,179**	**1,250,929**	**1,311,374**	**1,314,331**	**1,229,830**
Past due loans (more than 90 days) [7]	576,686	613,851	640,821	659,099	613,698
Provisions	(1,189,453)	(1,199,372)	(1,214,346)	(1,312,668)	(1,296,712)
Impaired / total loans	6.2%	6.7%	6.7%	6.9%	6.8%
NPLs/total loans	2.7%	3.1%	3.2%	3.2%	3.0%
PDL / total loans	1.4%	1.5%	1.5%	1.6%	1.5%
NPL coverage (provisions/NPLs)	110.2%	95.9%	92.6%	99.9%	105.4%
PDL Coverage (Provisions/PDLs)	206.3%	195.4%	189.5%	199.2%	211.3%
Expected loss ratio (provisions/loans) [8]	2.9%	3.0%	2.9%	3.2%	3.2%
Cost of credit (annualized provision expense/average loans)	1.2%	1.3%	1.3%	1.4%	1.4%
Customers and service channels (#)					
Total customers	4,049,467	4,213,326	4,311,488	4,337,423	4,514,552
Digital clients	2,130,718	2,195,286	2,238,774	2,281,606	2,299,287
Branches	244	234	236	237	231
ATMs (includes depository ATMs)	2,146	2,072	2,059	2,085	2,066
Employees	8,885	8,861	8,757	8,712	8,660
Market information (closing period)					
Net income per share ($)	**1.16**	**1.29**	**1.47**	**1.47**	**1.40**
Net income per ADR (US$)	**0.49**	**0.58**	**0.59**	**0.62**	**0.60**
Share price	44.20	46.80	47.30	54.00	58.20
ADR Price	18.83	20.80	18.80	22.80	24.60
Market capitalization (US$mm)	8,871	9,606	8,711	10,732	1,773
Number of shares	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other data					
Quarterly UF variation [9]	1.3%	0.9%	1.3%	1.2%	1.0%
Monetary Policy Rate (nominal)	5.8%	5.5%	5.0%	5.0%	5.0%
Observed dollar ($/US$) (end of period)	942.44	897.45	994.10	954.12	931.50

1. Ratio = (net loans - portion of mortgages financed with long-term bonds) / (time deposits + demand deposits).

2. NIM = Annualized net interest income divided by interest-earning assets.

3. Efficiency ratio = operating expenses / operating income.

4. Costs / assets = (Personnel expenses + Administrative expenses + depreciation) / Total assets.

5. Impaired Portfolio: Impaired loans include: (A) for loans individually assessed for impairment, (i) the carrying value of all loans to customers that are rated C1 through C6 and (ii) the carrying value of loans to an individual customer with a loan that is delinquent, regardless of category, excluding residential mortgage loans, if the past due amount of the mortgage loan is less than 90 days; and (B) for loans collectively assessed for impairment, (i) the carrying value of total loans to a customer, when a loan to that customer is delinquent or has been renegotiated, excluding outstanding residential mortgage loans, and (ii) if the delinquent or renegotiated loan is a residential mortgage loan, all loans to that customer.

6. NPL: Principal + future interest on all loans with a payment of 90 days or more past due.

7. Past due loans: Total installments plus lines of credit that are more than 90 days past due.

8. Expected Loss Ratio: Based on internal credit models and CMF guidelines. Banks must have 100% coverage of the risk index.

9. UF Variation: Calculated using the variation of the Unidad de Fomento (UF) in the period.

